As filed with the Securities and Exchange Commission on January 11, 2002
                                                      Registration No. 333-71896
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------


                          AMENDMENT NO. 2 TO FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                        --------------------------------

                   LABORATORY CORPORATION OF AMERICA HOLDINGS
             (Exact Name of Registrant as Specified in Its Charter)

              Delaware                                  13-3757370
   (State or other jurisdiction of                   (I.R.S. Employer
   incorporation or organization)                 Identification Number)

                             358 South Main Street
                              Burlington, NC 27215
                                 (336) 229-1127
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                               Bradford T. Smith
                           Executive Vice President,
                       Chief Legal Counsel and Secretary
                   Laboratory Corporation of America Holdings
                             358 South Main Street
                              Burlington, NC 27215
                                 (336) 229-1127
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                             Deanna L. Kirkpatrick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                             --------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED JANUARY 11, 2002


PROSPECTUS


                   LABORATORY CORPORATION OF AMERICA HOLDINGS


                                  $744,000,000
 Aggregate Principal Amount at Maturity of Liquid Yield Option(TM)Notes due 2021
                          (Zero Coupon - Subordinated)
                                      and
         Common Stock issuable upon Conversion or Purchase of the LYONs

                        --------------------------------

       This prospectus will be used by holders of the LYONs to resell their LYONs or the shares of our common stock, par value $0.10 per share, issuable upon conversion or purchase of the LYONs. We originally issued the LYONs in a private placement in September 2001 at an issue price of $671.65 per LYON (67.165% of the principal amount at maturity). Additional LYONs were issued in October 2001 due to the exercise in full by the initial purchaser of its over-allotment option.



       You may convert each LYON into 6.7054 shares of our common stock, subject to adjustment for certain corporate events, which we refer to as the conversion rate, only in the circumstances described in this prospectus. Our common stock is listed on the New York Stock Exchange under the symbol "LH." On January 10, 2002, the last reported sale price of our common stock on the NYSE was $77.70 per share.


       We will not pay interest on the LYONs prior to maturity unless contingent cash interest becomes payable. Instead, on September 11, 2021, the maturity date of the LYONs, you will receive for each LYON, $1,000 plus contingent additional principal (and accrued original issue discount thereon), if any. The original issue price of the LYONs represented a yield to maturity of 2.0% per year, calculated from September 11, 2001, assuming contingent cash interest is not paid and contingent additional principal does not accrue.

       We will pay contingent cash interest on the LYONs for the six-month period commencing after September 11, 2006 and for any six-month period thereafter in certain circumstances as described in this prospectus. In addition, on September 11, 2004, if our stock price factor (as described in this prospectus) is at or below specified thresholds, then contingent additional principal and original issue discount will accrue at an aggregate adjusted rate of accrual determined as set forth in this prospectus. No contingent additional principal will accrue after September 11, 2006, but subsequently original issue discount will continue to accrue at a rate of 2.0% per year.

       You may require us to purchase all or a portion of your LYONs on September 11, 2004, 2006 and 2011 at the prices set forth in this prospectus. We may choose to pay the purchase price in cash, common stock or a combination of cash and common stock. You may also require us to purchase for cash all or a portion of your LYONs if a change in control occurs on or before September 11, 2006. In addition, we may redeem for cash all or a portion of the LYONs at any time on or after September 11, 2006, at the prices set forth in this prospectus.

                        --------------------------------

       Investing in the LYONs involves risks that are described in "Risk Factors Relating to the LYONs" beginning on page 8 of this prospectus.

                        --------------------------------

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is January   , 2002


(TM)Trademark of Merrill Lynch & Co., Inc.

                        --------------------------------

                               TABLE OF CONTENTS

                        --------------------------------


                                                                       Page
                                                                       ----
Summary..................................................................1
Risk Factors Relating to the LYONs.......................................8
Special Note Regarding Forward Looking Statements.......................10
Use of Proceeds.........................................................11
Ratio of Earnings to Fixed Charges......................................11
Description of LYONs....................................................12
Description of Capital Stock............................................30
U.S. Federal Income Tax Considerations..................................32
Selling Securityholders.................................................37
Plan of Distribution....................................................42
Legal Matters...........................................................44
Experts.................................................................44
Where You Can Find More Information.....................................44

                                    SUMMARY

       We urge you to read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. As used in this summary, the words "we," "us," "our," or "LabCorp" refer only to LabCorp and do not include any current or future subsidiary of LabCorp.


                                    LabCorp

       We are the second largest independent clinical laboratory company in the United States, based on 2000 net revenues. Through a national network of laboratories, we offer more than 4,000 different clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. We have developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as HIV genotyping and phenotyping, diagnostic genetics, clinical research trials and oncology testing.

       Since our founding in 1971, we have grown into a network of 24 primary testing facilities and approximately 1,200 service sites, consisting of branches, patient service centers and STAT laboratories, which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately. With over 18,000 employees, we processed tests on more than 260,000 patient specimens daily in 2000 and provided clinical laboratory testing services to clients in 50 states. Our clients include physicians, hospitals, HMOs and other managed care organizations, governmental agencies, large employers and other independent clinical laboratories that do not have the breadth of our testing capabilities. Several hundred of our 4,000 tests are frequently used in general patient care by physicians to establish or support a diagnosis, to monitor treatment, or to search for an otherwise undiagnosed condition. The most frequently requested of these routine tests include blood chemistry analyses, urinalyses, blood cell counts, pap smears and HIV tests. We perform this core group of routine tests, which constitutes a majority of the testing conducted, in each of our major laboratories using sophisticated and computerized instruments, with most results reported within 24 hours.

       We continually seek new and improved technologies for early diagnosis. For example, our Center for Molecular Biology and Pathology is a leader in molecular diagnostics and polymerase chain reaction, or PCR, technologies which are often able to provide earlier and more reliable information regarding HIV, genetic diseases, cancer and many other viral and bacterial diseases. We believe these technologies may represent a significant savings to managed care organizations by increasing the detection of early stage (treatable) diseases. In June 2001, we acquired Viro-Med Inc., a national leader in high-end virologic infectious disease testing, based in Minneapolis, Minnesota. With its centralized location, proprietary molecular technologies and state-of-the-art facility, Viro-Med provides significant, additional capacity to support the continued expansion of our esoteric and genomic testing business. In April 2001, we acquired Path Lab Holdings, a regional esoteric lab company serving the New England area. We believe this acquisition will leverage our expertise in the area of esoteric testing and will enable us to expand our presence in New England. In August 2000, we acquired Los Angeles-based National Genetics Institute, Inc., a leader in the development of PCR assays for Hepatitis C. As part of our strategic approach, we plan to continue to evaluate appropriate acquisition candidates.

       One of our primary growth strategies is the continued expansion of our specialty and niche businesses. In general, the specialty and niche businesses are designed to serve two market segments: (1) markets which are not served by the routine clinical testing laboratory and therefore are often subject to less stringent regulatory and reimbursement constraints; and (2) markets which are served by the routine testing laboratory and offer the possibility of adding related services from the same supplier.

       Another of our primary growth strategies is to develop an increasing number of hospital and other provider alliances. These alliances can take several different forms, including laboratory technical support (management) contracts, reference agreements and cooperative testing arrangements. We have and will continue to focus on developing cooperative testing relationships that capitalize on hospitals' ability to perform rapid response testing and our ability to provide high quality routine and esoteric testing.

       Our principal executive office is located at 358 South Main Street, Burlington, North Carolina 27215 and our telephone number at that location is
(336) 229-1127. Our website is located at www.labcorp.com. The information contained on our website is not part of this prospectus.

                                  The Offering

LYONs...............................  $744,000,000 aggregate principal amount at maturity of LYONs due September 11,
                                      2021. We will not pay any interest on
                                      your LYONs prior to maturity unless
                                      contingent cash interest becomes payable.
                                      Each $1,000 principal amount at maturity of LYONs (which we refer to in this prospectus as a "LYON"), will pay the principal amount at maturity of $1,000 plus any accrued contingent additional principal (and accrued original issue discount thereon) at maturity.

Maturity of LYONs...................  September 11, 2021.

Yield to Maturity of LYONs..........  2.0% per year, computed on a semi-annual bond equivalent basis and calculated from September 11, 2001, assuming no contingent cash interest is paid and contingent additional principal does not accrue. When we say the yield to maturity is computed on a "semi-annual bond equivalent basis" we mean that the yield to maturity is calculated as if original issue discount were paid to you semi-annually and you reinvested these payments so that original issue discount would accrue on the amount reinvested.

Subordination.......................  The LYONs are subordinated in right of payment to all of our existing and future senior indebtedness. As of September 30, 2001, we had approximately $7.5 million of senior indebtedness outstanding. The term "senior indebtedness" is defined in the "Description of LYONs--Subordination" section of this prospectus. The LYONs are also effectively subordinated to all of our subsidiaries' liabilities, including trade payables. As of September 30, 2001, our subsidiaries had approximately $485.4 million of liabilities outstanding.

Original Issue Discount.............  We originally issued the LYONs at an issue price of $671.65 per LYON (67.165% of the principal amount at maturity). This original issue discount accrues daily at a rate of 2.0% per year beginning on September 11, 2001, calculated on a semi-annual bond equivalent basis, using a 360-day year comprised of twelve 30-day months. Original issue discount also accrues at that rate on any accrued contingent additional principal. When we say original issue discount accrues at a rate calculated on a "semi-annual bond equivalent basis" we mean that original issue discount is calculated as if original issue discount were paid to you semi-annually and you reinvested these payments so that original issue discount would accrue on the amount reinvested.

U.S. Federal Income Taxation........  Under the indenture, we and every holder
                                      (including every initial holder who
                                      purchased LYONs in the initial private
                                      placement of the LYONs and every
                                      subsequent purchaser of LYONs) are
                                      required to agree (in the absence of an
                                      administrative pronouncement or judicial ruling to the contrary), for U.S. federal income tax purposes, to treat the LYONs as contingent payment debt instruments that are subject to the special regulations that govern these instruments. Under these regulations, even if we do not pay any contingent cash interest on your LYONs, you are required to include interest at the rate described below in your gross income for U.S. federal income tax purposes. This imputed interest, also referred to as tax original issue discount, accrues at a rate equal to 8.68% per year, computed on a semi-annual bond equivalent basis, which represents the yield on our non-contingent, non-convertible, fixed-rate debt with terms otherwise similar to the LYONs. The rate at which the tax original issue discount accrues for U.S. federal income tax purposes exceeds the initial yield to maturity of 2.0% and any adjusted yield to maturity resulting from the accrual of contingent additional principal.

                                      You will also recognize gain or loss on
                                      the sale, exchange, conversion or
                                      retirement of your LYON in an amount
                                      equal to the difference between the
                                      amount realized on the sale, exchange,
                                      conversion or retirement, including the
                                      fair market value of any common stock
                                      received upon conversion or otherwise,
                                      and your adjusted tax basis in the LYON.
                                      Any gain recognized by you on the sale,
                                      exchange, conversion or retirement of
                                      your LYON generally will be ordinary
                                      interest income; any loss will be
                                      ordinary loss to the extent of the
                                      interest previously included in income,
                                      and the balance will be capital loss. See
                                      "U.S. Federal Income Tax Considerations."

Conversion Rights...................  For each LYON surrendered for conversion, if the conditions for conversion are
                                      satisfied, you will receive 6.7054 shares of our common stock. This conversion rate will be adjusted for the reasons specified in the indenture but will not be adjusted for accrued original issue discount or contingent additional principal, if any.

                                      You may surrender LYONs for conversion in any calendar quarter commencing after December 31, 2001, if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, beginning at 120% and declining 0.1282% per subsequent calendar quarter until it reaches 110% for the calendar quarter beginning July 1, 2021, of the accreted conversion price per share of common stock on the last trading day of the preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus accrued original discount and any accrued contingent additional principal as of that day, divided by the conversion rate on that day. Upon conversion, you will not receive any cash payment representing accrued original issue discount or contingent additional principal, if any. Instead, accrued original issue discount and contingent additional principal, if any, will be deemed paid by the shares of common stock you will receive on conversion.

                                      You may also surrender your LYONs for
                                      conversion during any period in which the rating assigned to the LYONs by Standard & Poor's Ratings Services is BB- or lower. The current rating assigned to the LYONs by Standard & Poor's Ratings Services is BBB-.

                                      LYONs or portions of LYONs in integral
                                      multiples of $1,000 principal amount at
                                      maturity called for redemption may also
                                      be surrendered for conversion until the
                                      close of business on the second business day prior to the redemption date. In addition, if we make certain distributions to our stockholders or if we are a party to certain consolidations, mergers, transfers of all or substantially all of our assets or binding share exchanges, LYONs may be surrendered for conversion, as provided in "Description of LYONs--Conversion Rights." The ability to surrender LYONs for conversion expires at the close of business on September 11, 2021.

Contingent Cash Interest............  We will pay you contingent cash interest during any six- month period from
                                      September 12 to March 11, and from March
                                      12 to September 11, with the initial
                                      six-month period commencing after
                                      September 11, 2006, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a LYON as of the day immediately preceding the relevant six-month period.

                                      The contingent cash interest payable per LYON in respect of any quarterly period will equal the greater of 0.0625% of the average market price of a LYON for the five trading day measurement period or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate, provided that if we do not pay cash dividends during a semi- annual period, we will pay contingent cash interest semi- annually at a rate of 0.125% of the average market price of a LYON for the five trading day measurement period. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six- month period but the payment date falls within that six- month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the third trading day immediately preceding the record date.

                                      Contingent cash interest, if any, will
                                      accrue and be payable to you as of the
                                      15th day preceding the last day of the
                                      relevant six-month period. If we pay a
                                      regular cash dividend on our common stock during a quarter within the relevant six-month period, contingent cash interest, if any, will accrue and be payable to you as of the record date for the related common stock dividend. If we only pay a regular cash dividend on our common stock during one quarter within the relevant six-month period, the remaining contingent cash interest, if any, will accrue and be payable to you as of the 15th day preceding the last day of the relevant six-month period. We will make contingent cash interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, on the payment date for the related common stock dividend. The payment of contingent cash interest will not affect the accrual of original issue discount.

Contingent Additional Principal.....  On September 11, 2004, the rate of accrual on your LYONs will be reset for
                                      two years if our stock price factor is at or below the thresholds set forth in the table below. We refer to the amount that accrues as a result of the adjusted rate of accrual on the LYONs, other than original issue discount, as contingent additional principal. If contingent additional principal accrues, the adjusted rate of accrual will be calculated by deducting from our two year unsecured subordinated debt rate at that time an amount set forth in the table below, except that the adjusted rate of accrual may not be greater than 9.0% or less than the initial yield to maturity of 2.0%. Contingent additional principal will accrue on a semi-annual bond equivalent basis for a period of two years. No contingent additional principal will accrue after September 11, 2006, but subsequently original issue discount will continue to accrue at a rate of 2.0% per year. When we say contingent additional principal accrues at a rate calculated on a "semi-annual bond equivalent basis" we mean that contingent additional principal is calculated as if contingent additional principal were paid to you semi-annually and you reinvested these payments so that contingent additional principal would accrue on the amount reinvested.

                                      Our stock price factor is the average of the closing prices of our common stock for the 20 consecutive trading days ending on the third trading day prior to September 11, 2004, expressed as a percentage of the accreted conversion price of the LYONs as of September 11, 2004.

                                      The table below shows the amount to be
                                      deducted from our applicable two year
                                      unsecured subordinated debt rate, as
                                      determined by our bid solicitation agent prior to September 11, 2004. The resulting percentage is the aggregate adjusted rate of accrual at which original issue discount and contingent additional principal will accrue on your LYONs during the two years commencing September 11, 2004.

                                                               Stock Price Factor Threshold
                                         If Two Year Unsecured Subordinated Debt Rate at September 11, 2004 is:      (cont'd)
                                    ------------------------------------------------------------------------------------------
    Amount to be Deducted from                     4.50%       >5.00%       >5.50%       >6.00%       >6.50%       >7.00%
        Two Year Unsecured                          to           to          to           to            to           to
     Subordinated Debt Rate to       <=4.50%       5.00%        5.50%        6.00%        6.50%        7.00%        7.50%
     -------------------------       -------       -----        -----        -----        -----        -----        -----
   Determine the Adjusted Rate:
              -6.00%
              -5.50%
              -5.00%
              -4.50%                                                                                               <=69%
              -4.00%                                                                                  <=67%        <=67%
              -3.50%                                                                     <=66%        <=65%        <=64%
              -3.00%                                                        <=64%        <=64%        <=63%        <=61%
              -2.50%                                           <=62%        <=61%        <=60%        <=60%        <=59%
              -2.00%                              <=59%        <=58%        <=58%        <=57%        <=56%        <=55%
              -1.50%                 <=56%        <=55%        <=54%        <=54%        <=53%        <=53%        <=53%
              -1.00%                 <=52%        <=51%        <=51%        <=51%        <=50%        <=49%        <=49%
              -0.50%                 <=47%        <=46%        <=45%        <=45%        <=44%        <=44%        <=44%
               0.00%                 <=40%        <=40%        <=39%        <=38%        <=38%        <=38%        <=37%

(cont'd)
                                              Stock Price Factor Threshold
                                     If Two Year Unsecured Subordinated Debt Rate
                                             at September 11, 2004 is:
                                    --------------------------------------------
    Amount to be Deducted from             >7.50%       >8.00%
        Two Year Unsecured                   to           to
     Subordinated Debt Rate to              8.00%         8.50%       >8.50%
     -------------------------              -----         -----       ------
   Determine the Adjusted Rate:

              -6.00%                                                  <=74%
              -5.50%                                     <=73%        <=71%
              -5.00%                       <=72%         <=70%        <=69%
              -4.50%                       <=69%         <=68%        <=66%
              -4.00%                       <=67%         <=65%        <=64%
              -3.50%                       <=64%         <=63%        <=62%
              -3.00%                       <=61%         <=61%        <=59%
              -2.50%                       <=58%         <=58%        <=57%
              -2.00%                       <=55%         <=54%        <=53%
              -1.50%                       <=52%         <=51%        <=51%
              -1.00%                       <=48%         <=48%        <=48%
              -0.50%                       <=43%         <=43%        <=43%
               0.00%                       <=37%         <=37%        <=36%

Sinking Fund........................  None.


Redemption of LYONs at the
       Option of LabCorp............  We may redeem for cash all or a portion of your LYONs at any time on or after
                                      September 11, 2006, at specified
                                      redemption prices. These prices would be increased by accrued contingent additional principal (and accrued original issue discount thereon), if any. See "Description of LYONs--Redemption of LYONs at the Option of LabCorp."

Purchase of LYONs by LabCorp at the
       Option of the Holder.........  You may require us to purchase all or a portion of your LYONs on each of the
                                      following dates at the following prices
                                      (these prices would be increased by
                                      accrued contingent additional principal
                                      (and accrued original issue discount
                                      thereon), if any):

                                      o  on September 11, 2004 at a price of
                                         $712.97 per LYON;

                                      o  on September 11, 2006 at a price of
                                         $741.92 per LYON; and

                                      o  on September 11, 2011 at a price of
                                         $819.54 per LYON.

                                      We may pay the purchase price in cash or shares of our common stock (based on the prevailing market price thereof) or in a combination of cash and shares of our common stock. See "Description of LYONs--Purchase of LYONs by LabCorp at the Option of the Holder."

Change in Control...................  Upon a change in control of LabCorp occurring on or before September 11,
                                      2006, you may require us to purchase for cash all or a portion of your LYONs at a price equal to the sum of the issue price plus accrued original issue discount and contingent additional principal, if any, to the date of purchase. Under the indenture, a "change in control" of LabCorp means that either of the following have occurred:

                                      o  any person, other than LabCorp or its
                                         subsidiaries, files a Schedule 13D or
                                         Schedule TO disclosing it has become
                                         the owner of 50% or more of the
                                         aggregate voting power of LabCorp,
                                         with certain exceptions; or

                                      o  any share exchange, consolidation or
                                         merger of LabCorp is consummated so
                                         that our common stock would be
                                         converted into cash, securities or
                                         other property, other than a situation
                                         in which the holders of our common
                                         stock, immediately prior to the share
                                         exchange, consolidation or merger
                                         have, at least a majority of the total
                                         voting power of the continuing or
                                         surviving corporation immediately
                                         after the share exchange,
                                         consolidation or merger.

Use of Proceeds.....................  We will not receive any of the proceeds from the sale by the selling
                                      securityholders of the LYONs or the
                                      underlying common stock. See "Use of
                                      Proceeds."

DTC Eligibility.....................  The LYONs have been issued in fully registered book-entry form and are
                                      represented by permanent global LYONs
                                      without coupons deposited with a
                                      custodian for and registered in the name of a nominee of The Depository Trust Company in New York, New York. Beneficial interests in global LYONs are shown on, and transfers thereof are effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global LYON may not be exchanged for certificated LYONs, except in limited circumstances described herein.

Trading.............................  The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs resold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any national securities exchange. Our common stock is traded on the NYSE under the symbol "LH."

Ratio of Earnings to Fixed Charges..  The ratios of earnings to fixed charges for fiscal 1998, 1999, 2000 and the nine months ended September 30, 2001 were 2.14, 2.65, 4.33 and 7.22, respectively.

                       RISK FACTORS RELATING TO THE LYONs

       Prospective investors should carefully consider the following information with the other information contained, or incorporated by reference, in this prospectus before purchasing the LYONs.

We do not intend to list the LYONs on any national securities exchange and, as a result, a public market for the LYONs may not develop or be maintained.

       Resales of the LYONs will be registered transactions under the Securities Act. However, the LYONs resold using this prospectus will no longer be eligible for trading in the PORTAL system, and we do not intend to list the LYONs on any national securities exchange. The initial purchaser of the LYONs in the initial private placement has advised us that it intends to make a market in the LYONs. However, the initial purchaser is not obligated to make a market in the LYONs and may discontinue this market making activity at any time without notice. As a result, a public market for the LYONs may not develop and, if one does develop, it may not be maintained. If an active trading market for the LYONs fails to develop or be sustained, the trading price of the LYONs could be adversely affected. Future trading prices of the LYONs will depend on many factors, including among other things, prevailing interest rates, our operating results, the market price of our common stock and the market for similar securities in general. In addition, your right to convert LYONs into shares of our common stock is subject to conditions which, if not satisfied, could result in you receiving less than the value of the common stock into which your LYON is otherwise convertible. These features could adversely affect the value and the trading prices for your LYONs.

We may not have the ability to raise the funds necessary to finance the purchase of LYONs at the option of the holders.

       On September 11, 2004, 2006 and 2011 and upon the occurrence of specific kinds of change in control events occurring on or before September 11, 2006, you may require us to purchase your LYONs. However, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. Our revolving credit facility, which ranks senior in right of payment to the LYONs, would come due upon the occurrence of the same kind of change in control events that would require us to purchase your LYONs. As of September 30, 2001, we had no amount outstanding under our revolving credit facility. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See "Description of LYONs--Purchase of LYONs by LabCorp at the Option of the Holder" and "--Change in Control Permits Purchase of LYONs at the Option of the Holder."

For U.S. federal income tax purposes, you will be required to include in income each year an amount of interest in excess of the initial yield to maturity of the LYONs and to recognize as ordinary interest income any gain upon sale, exchange, conversion or retirement of a LYON.

       Under the indenture, you are required to agree with us to treat your LYONs as contingent payment debt instruments for U.S. federal income tax purposes. Because the Treasury regulations that apply to contingent payment debt instruments do not directly address securities such as the LYONs, and there is no other authority that addresses whether and how these regulations would apply to the LYONS, it is uncertain whether and how the regulations will apply to the LYONs. Notwithstanding this uncertainty, as a result of your agreement with us under the indenture, you are required to include in your gross income each year amounts of interest in excess of the initial yield to maturity of the LYONs and any adjusted yield to maturity resulting from accrued contingent additional principal. You will recognize gain or loss upon the sale, exchange, conversion or retirement of your LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or retirement, including the fair market value of any of our common stock received, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or retirement of your LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and the balance will be capital loss. See "U.S. Federal Income Tax Considerations."

The LYONs are subordinated in right of payment to other indebtedness.

         The LYONs are unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness. As a result, our assets are available to pay obligations on the LYONs only after all senior indebtedness has been paid in full, and we may not have sufficient assets remaining to repay in full all of the LYONs then outstanding if we become insolvent or are forced to liquidate our assets, we default on our senior indebtedness, or the LYONs are accelerated due to any other event of default. The LYONs are also effectively subordinated in right of payment to all of our subsidiaries' indebtedness and other liabilities, including trade payables. The LYONs are exclusively obligations of LabCorp. Our subsidiaries have no obligation to pay any amounts due on the LYONs. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries are also contingent upon our subsidiaries' earnings and business considerations. The incurrence of additional indebtedness and other liabilities could materially and adversely affect our ability to pay our obligations on the LYONs. The terms of the LYONs do not limit our ability to incur senior indebtedness, and do not limit our ability or the ability of our subsidiaries to incur other indebtedness or other liabilities. As of September 30, 2001, we had senior indebtedness outstanding of approximately $7.5 million and our subsidiaries had liabilities outstanding of approximately $485.4 million. See "Description of LYONs--Subordination."

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS


       We have made or incorporated by reference in this prospectus forward looking statements concerning our operations, performance and financial condition, as well as our strategic objectives. Some of these forward looking statements can be identified by the use of forward looking words such as "believe", "expect", "may", "will", "should", "seek", "approximately", "intend", "plan", "estimate" or "anticipate" or the negative of those words or other comparable terminology. These forward looking statements are subject to various risks and uncertainties. Actual events or results may differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere or incorporated by reference in this prospectus, including:

      o future changes in federal, state, local and third-party payor regulations or policies (or in the interpretation of current regulations) affecting governmental and third-party reimbursement for clinical laboratory testing.

      o adverse results from investigations of clinical laboratories by the government, which may include significant monetary damages and/or exclusion from the Medicare and Medicaid programs.

      o loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid or other federal, state or local agencies.

      o failure to comply with the Federal Occupational Safety and Health Administration requirements and the recently passed Needlestick Safety and Prevention Act which may result in penalties and loss of licensure.

      o       increased competition, including price competition.

      o changes in payor mix, including an increase in capitated managed-cost health care.

      o our failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers.

      o our failure to integrate newly acquired businesses and the cost related to this integration.

      o       adverse results in litigation matters.

      o our ability to attract and retain experienced and qualified personnel.

      o       failure to maintain our days sales outstanding levels.

       We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                                USE OF PROCEEDS

       We will not receive any of the proceeds from the resale of the LYONs by the selling securityholders or from the common stock issuable upon conversion or purchase of the LYONs.


                       RATIO OF EARNINGS TO FIXED CHARGES

       The following table sets forth our ratio of earnings to fixed charges for each of the calendar periods indicated:


                                                  Fiscal Years Ended December 31,
                                        -------------------------------------------------
                                                                                              Nine Months Ended
                                        1996        1997        1998       1999      2000     September 30, 2001
                                        ----        ----        ----       ----      ----     ------------------
Ratio of earnings to fixed charges....   N/A         N/A        2.14       2.65      4.33           7.22


       These computations include us and our consolidated subsidiaries. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes, plus fixed charges. Fixed charges include interest expense on debt and one-third of rental expense which is deemed representative of the interest factor. After giving effect to the offering of the LYONs and the application of the net proceeds from the offering, the pro forma ratios of earnings to fixed charges for the year ended December 31, 2000 and the nine months ended September 30, 2001 would have been
6.60 and 10.26.

       For the years ended December 31, 1997 and 1996, earnings were insufficient to cover fixed charges by $161.3 million and $188.3 million, respectively.

                              DESCRIPTION OF LYONs

       We issued the LYONs under an indenture, dated as of September 11, 2001, between us and The Bank of New York, as trustee. We urge you to read the provisions of the indenture, because they define your rights as a LYONs holder. As used in this description of LYONs, the words "we," "us," "our" or "LabCorp" refer only to LabCorp and do not include any current or future subsidiary of LabCorp.

General

       We issued $650,000,000 aggregate principal amount at maturity of the LYONs in a private placement in September 2001, and an additional $94,000,000 aggregate principal amount at maturity of the LYONs due to the exercise in full by the initial purchaser of its over-allotment option in October 2001. Your LYONs will mature on September 11, 2021. Each $1,000 principal amount at maturity of LYONs (a "LYON") will pay the principal amount at maturity of $1,000 plus contingent additional principal (and accrued original issue discount thereon), if any, at maturity. When used herein, principal amount at maturity means the amount payable on your LYONs at maturity as determined on September 11, 2001 and consequently does not include any contingent additional principal (and accrued original issue discount thereon) that may become payable at maturity as described below under "--Contingent Additional Principal." Your LYONs will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for this purpose, in the Borough of Manhattan, The City of New York.

       Each LYON was issued at a substantial discount from its principal amount at maturity. Except as described below under "Contingent Cash Interest," we will not make periodic payments of interest on your LYONs. Instead, your LYONs accrue original issue discount while they remain outstanding. Original issue discount accrues on a semi-annual bond equivalent basis at the initial yield to maturity of the LYONs of 2.0% using a 360-day year composed of twelve 30-day months. Original issue discount also accrues at that rate on any accrued contingent additional principal. The commencement date for the accrual of original issue discount is September 11, 2001.

       We are treating your LYONs as debt instruments subject to the Treasury regulations that provide special rules for contingent payment debt instruments. Your LYONs are issued with original issue discount for U.S. federal income tax purposes. You agree in the indenture to treat your LYONs as contingent payment debt instruments for U.S. federal income tax purposes and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination of the rate at which interest, also referred to herein as tax original issue discount, is considered to accrue for U.S. federal income tax purposes. Under the contingent payment debt regulations, even if we do not pay any contingent cash interest on your LYONs, you are required to include accrued tax original issue discount in your gross income for U.S. federal income tax purposes. The rate at which the tax original issue discount accrues exceeds the initial yield to maturity and any adjusted yield to maturity resulting from the accrual of contingent additional principal. See "U.S. Federal Income Tax Considerations."

       Original issue discount, contingent cash interest, if any, and contingent additional principal, if any, ceases to accrue on a LYON upon its maturity, conversion, purchase by us at your option or redemption. We may not reissue a LYON that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of the LYON.

       LYONs may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar will initially be the trustee. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require you to pay any tax, assessment or other governmental charge payable as a result of the transfer or exchange.

Subordination

       Payment on your LYONs is, to the extent provided in the indenture, subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness. Payment on your LYONs is also effectively subordinated to all of our subsidiaries' existing and future indebtedness and other liabilities, including trade payables.

       Upon any payment or distribution of our assets to our creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all senior indebtedness are first entitled to receive payment in full of all amounts due or to become due thereon, or payment of these amounts must be provided for, before you are entitled to receive any payment or distribution with respect to any LYONs.

       By reason of this subordination, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and you may receive less, ratably, than our other creditors.

       In addition, no payment of the principal amount at the maturity of your LYONs, issue price, accrued original issue discount, redemption price, change in control purchase price, contingent cash interest, if any, and contingent additional principal, if any, with respect to any LYONs may be made by us, nor may we pay cash with respect to the purchase price of any LYONs (other than for fractional shares) or acquire any LYONs for cash or property (except as set forth in the indenture) if:

         (1) any payment default on any senior indebtedness has occurred and is continuing beyond any applicable grace period; or

         (2) any default, other than a payment default with respect to senior indebtedness, occurs and is continuing that permits the acceleration of the maturity thereof and the default is either the subject of judicial proceedings or we receive a written notice of the default from the holders of senior indebtedness.

       Notwithstanding the foregoing, the payment blockage period will end and we may resume payments with respect to your LYONs and may acquire LYONs:

      o when the default with respect to the senior indebtedness is cured or waived; or

      o in the case of a default described in (2) above, 179 or more days pass after we receive notice of the default, provided that the terms of the indenture otherwise permit the payment or acquisition of your LYONs at that time.

No new period of payment blockage may be commenced under a similar notice relating to the same default on the same issue of senior indebtedness unless nine months have elapsed since we received the notice of default as provided above.

       In addition, no payment may be made on your LYONs if any LYONs are declared due and payable prior to their stated maturity by reason of the occurrence of an event of default until the earlier of 120 days after the date of the acceleration or the payment in full of all senior indebtedness, but only if payment is then otherwise permitted under the terms of the indenture. Notwithstanding the foregoing, upon the expiration of any payment blockage period described above, you are required to pay over any amounts you collected to the holders of senior indebtedness to the extent necessary to pay all holders of senior indebtedness in full.

       The term "senior indebtedness" of LabCorp means the principal, premium (if any) and unpaid interest on all present and future:

      (1)     indebtedness of LabCorp for borrowed money;

      (2) obligations of LabCorp evidenced by bonds, debentures, notes or similar instruments;

      (3) obligations of LabCorp under (a) interest rate swaps, caps, collars, options, and similar arrangements, (b) any foreign exchange contract, currency swap contract, futures contract, currency option contract, or other foreign currency hedge, and
              (c) credit swaps, caps, floors, collars and similar arrangements;

      (4) indebtedness incurred, assumed or guaranteed by LabCorp in connection with the acquisition by it or a subsidiary of LabCorp of any business, properties or assets (except purchase money indebtedness classified as accounts payable under generally accepted accounting principles);

      (5) all obligations and liabilities, contingent or otherwise, in respect of leases of LabCorp required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of LabCorp and all obligations and liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that LabCorp is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of LabCorp under the lease or related document to purchase or to cause a third party to purchase the leased property;

      (6) reimbursement obligations of LabCorp in respect of letters of credit relating to indebtedness or other obligations of LabCorp that qualify as indebtedness or obligations of the kind referred to in clauses (1) through (5) above; and

      (7) obligations of LabCorp under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (1) through (6) above, in each case unless in the instrument creating or evidencing the indebtedness or obligation, or under which the same is outstanding, it is provided that the indebtedness or obligation is not senior in right of payment to your LYONs or that the indebtedness or obligation is subordinated to any other indebtedness or obligation of LabCorp, unless the indebtedness or obligation expressly provides that the indebtedness or obligations are to be senior in right of payment to your LYONs. At September 30, 2001, we had approximately $7.5 million of senior indebtedness outstanding.

       The LYONs are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to participate in any distribution of the assets of any of our subsidiaries upon the liquidation, reorganization or insolvency of that subsidiary (and your consequent right to participate in those assets) will be subject to the claims of the creditors (including trade creditors) of that subsidiary, except to the extent that our claims as a creditor of the subsidiary may be recognized. In that case, our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us. At September 30, 2001, our subsidiaries had approximately $485.4 million of liabilities outstanding. The indenture does not restrict us from incurring additional indebtedness, including senior indebtedness.

Conversion Rights

       You may surrender LYONs for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. In addition, a LYON for which you have delivered a purchase notice or a change in control purchase notice requiring us to purchase your LYONs may be surrendered for conversion only if this notice is withdrawn as required by the indenture.

       The initial conversion rate is 6.7054 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. If you are otherwise entitled to a fractional share, you will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date.

       The ability to surrender LYONs for conversion will expire at the close of business on September 11, 2021.

       The conversion agent will, on our behalf, determine if your LYONs are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of your LYONs has been satisfied, we will promptly notify you and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

       Conversion Based on Common Stock Price. You may surrender LYONs for conversion in any calendar quarter commencing after December 31, 2001, if the sale price (as defined below) of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage. The specified percentage begins at 120% and declines 0.1282% per subsequent calendar quarter until it reaches approximately 110% for the calendar quarter beginning on July 1, 2021. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount and any accrued contingent additional principal as of that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day.

       The table below shows the conversion trigger price per share of our common stock for each of the first 20 calendar quarters following issuance of the LYONs. These conversion trigger prices (column 3) reflect the accreted conversion price (column 1) per share of common stock multiplied by the applicable percentage (column 2) for the respective calendar quarter. The accreted conversion price per share of common stock increases in each subsequent calendar quarter by the accreted original issue discount and any contingent additional principal for the calendar quarter and the applicable percentage declines by 0.1282% in each subsequent calendar quarter. The conversion trigger price for the calendar quarter beginning on July 1, 2021 is $163.42 assuming no contingent additional principal accrues.

                                         (1)                          (3)
                                      Accreted         (2)        Conversion
                                     Conversion    Applicable    Trigger Price
                                        Price      Percentage     (1) x (2)
                                     ----------    ----------     ---------
Quarter*
2002
    1st Quarter....................   100.78        120.0000%       120.93
    2nd Quarter....................   101.28        119.8718%       121.41
    3rd Quarter....................   101.79        119.7436%       121.88
    4th Quarter....................   102.29        119.6154%       122.36
2003
    1st Quarter....................   102.80        119.4872%       122.84
    2nd Quarter....................   103.32        119.3590%       123.32
    3rd Quarter....................   103.83        119.2308%       123.80
    4th Quarter....................   104.35        119.1026%       124.28
2004
    1st Quarter....................   104.87        118.9744%       124.77
    2nd Quarter....................   105.39        118.8462%       125.25
    3rd Quarter....................   105.92        118.7180%       125.74
    4th Quarter....................   106.45        118.5898%       126.23
2005
    1st Quarter....................   106.98        118.4616%       126.73
    2nd Quarter....................   107.51        118.3334%       127.22
    3rd Quarter....................   108.05        118.2052%       127.72
    4th Quarter....................   108.59        118.0770%       128.21
2006
    1st Quarter....................   109.13        117.9488%       128.72
    2nd Quarter....................   109.67        117.8206%       129.22
    3rd Quarter....................   110.22        117.6924%       129.72
    4th Quarter....................   110.77        117.5642%       130.22
--------------------------
* This table assumes no events have occurred that would require an adjustment to the conversion rate. This table also assumes that no contingent additional principal has accrued.

       For example, using the table above and its stated assumptions, if you wish to surrender a LYON for conversion in the second quarter of 2004 (that is, between April 1 and June 30, 2004), you may do so if the sale price on at least 20 of the 30 consecutive trading days ending on January 30, 2004 (the last trading day in the preceding quarter, since January 31 is a Saturday) is more than $125.25. This sale price is calculated by multiplying the applicable percentage from column 3 for the second quarter of 2004 (118.8462%) by the accreted conversion price per share of common stock on the last day of the preceding calendar quarter ($105.39, which is calculated by adding the issue price and any accrued original issue discount, and dividing by the number of shares of common stock issuable upon conversion of a LYON on that day).

       Conversion Based on Credit Rating Downgrade. You may also surrender your LYONs for conversion during any period that the rating assigned to the LYONs by Standard & Poor's Ratings Services is BB- or lower. The current rating assigned to the LYONs by Standard & Poor's Ratings Services is BBB-.

       Conversion Based upon Notice of Redemption. You may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at that time. A LYON for which you have delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase your LYON, may be surrendered for conversion only if your notice is withdrawn as required by the indenture.

       A "business day" is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A "trading day" is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on that market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

       Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, your LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of the transaction, and at the effective date, the right to convert your LYONs into common stock will be changed into a right to convert them into the kind and amount of securities, cash or other assets of LabCorp or another person which you would have received if you had converted your LYONs immediately prior to the transaction. If the transaction also constitutes a change in control of LabCorp, as defined in the indenture, you will be able to require us to purchase all or a portion of your LYONs as described under "--Change in Control Permits Purchase of LYONs at the Option of the Holder."

       Conversion Adjustments and Delivery of Common Stock. On conversion of a LYON, you will not receive any cash payment representing accrued original issue discount, contingent additional principal, if any, or, except as described below, contingent cash interest. Delivery to you of the full number of shares of common stock into which your LYONs are convertible, together with any cash payment of your fractional shares, will be deemed:

      o to satisfy our obligation to pay the principal amount at maturity of the LYON; and

      o to satisfy our obligation to pay accrued original issue discount and contingent additional principal, if any, attributable to the period from September 11, 2001 through the conversion date.

       As a result, accrued original issue discount and contingent additional principal, if any, are deemed paid in full rather than cancelled, extinguished or forfeited.

       You are also required to agree with us that delivery to you of the full number of shares of common stock into which your LYONs are convertible, together with any cash payment of your fractional shares will be treated as a payment (in an amount equal to the sum of the then fair market value of the shares and the cash payment, if any) on your LYONs for purposes of the Treasury regulations applicable to debt instruments with contingent payments. See "U.S. Federal Income Tax Considerations."

       If contingent cash interest is payable to you during any particular six-month period, and your LYONs are converted after the applicable record date therefor and prior to the next succeeding interest payment date, you will receive the contingent cash interest payable on your LYONs on the corresponding interest payment date notwithstanding the conversion. Your LYONs, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent cash interest payable on your LYONs so converted, unless your LYONs have been called for redemption, in which case no payment will be required.

       The conversion rate will not be adjusted for accrued original issue discount, or contingent additional principal, if any, or any contingent cash interest. A certificate for the number of full shares of common stock into which your LYONs are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment if you receive shares of our common stock upon surrendering LYONs for conversion, see "U.S. Federal Income Tax Considerations--Tax Consequences to United States Holders--Sale, Exchange, Conversion or Retirement of the LYONs."

       We will adjust the conversion rate for:

      o dividends or distributions on our common stock payable in our common stock or our other capital stock;

      o subdivisions, combinations or certain reclassifications of our common stock;

      o distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; and

      o distributions to the holders of our common stock of our assets (including shares of capital stock of a subsidiary) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings, unless the amount thereof, together with all other cash dividends paid in the preceding 12 month period, per share exceeds the sum of (1) 5% of the sale price of our common stock on the day preceding the date of declaration of the dividend or other distribution and (2) the quotient of the amount of any contingent interest paid during this period divided by the number of shares of common stock issuable upon conversion of a LYON at the conversion rate in effect on the contingent interest payment date).

       In the event we elect to make a distribution described in the third or fourth bullet of the preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for the distribution, we will be required to give notice to you at least 20 days prior to the ex-dividend date for the distribution and, upon giving this notice, your LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that the distribution will not take place.

       In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading"commences for the dividend or distribution on the NYSE or any other national or regional securities exchange or market on which the securities are then listed or quoted.

       No adjustment to the conversion rate need be made if you may participate in the transaction or in certain other cases.

       If we were to implement a stockholders' rights plan providing that, upon conversion of your LYONs, you will receive, in addition to the shares of common stock issuable upon conversion, the rights related to the common stock, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

      o       the issuance of the rights;

      o the distribution of separate certificates representing the rights;

      o the exercise or redemption of the rights as specified in any rights agreement; or

      o       the termination or invalidation of the rights.

       The indenture permits us to increase the conversion rate from time to time. We are not required to adjust the conversion rate until adjustments greater than 1% have occurred.

       You may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend upon:

      o a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

      o       an increase in the conversion rate at our discretion; or

      o       failure to adjust the conversion rate in some instances.

     See "U.S. Federal Income Tax Considerations--Tax Consequences to United States Holders--Constructive Dividends."

Contingent Cash Interest

       Subject to the record date provisions described below, we will pay contingent cash interest to you during any six- month period from September 12 to March 11 and from March 12 to September 11, with the initial six-month period commencing after September 11, 2006, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for your LYON as of the day immediately preceding the first day of the applicable six-month period. See "--Redemption of LYONs at the Option of LabCorp" for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within this six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the third trading day immediately preceding the record date.

       During any period when contingent cash interest will be payable, the contingent cash interest payable per LYON in respect of any quarterly period will equal the greater of 0.0625% of the average market price of a LYON for the five trading day measurement period or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate, provided that if we do not pay cash dividends during a semi-annual period, we will pay contingent cash interest semi-annually at a rate of 0.125% of the average market price of a LYON for the measurement period.

       Contingent cash interest, if any, will accrue and be payable to you (1) as of the record date, which will be the 15th day preceding the last day of the relevant six-month period, or (2) if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, as of the record date for the related common stock dividend. If we only pay a regular cash dividend on our common stock during one quarter within the relevant six-month period, the remaining contingent cash interest, if any, will accrue and be payable to you as of the 15th day preceding the last day of the relevant six-month period. We will make contingent cash interest payments on the last day of the relevant six- month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, on the payment date for the related common stock dividend. The payment of contingent cash interest will not affect the accrual of original issue discount.

       An example of when contingent cash interest will be payable follows. If the average market price of a LYON for the five trading days ending on September 7, 2007 (a date that is three trading days preceding the first day of the six- month trading period beginning on September 12, 2007) is 120% of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for your LYON as calculated on September 11, 2007 (the day immediately preceding the first day of the six month period), then contingent cash interest will be paid to you. The record date on which contingent cash interest will accrue and be payable in this example would be August 27, 2007 (the 15th day preceding the last day of this six-month period), assuming no common stock dividend had been paid during this six-month period.

       Regular cash dividends mean quarterly or other periodic cash dividends on our common stock as declared by our Board of Directors as part of its cash dividend payment practices and that are not designated by it as extraordinary or special or other nonrecurring dividends.

       The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on the determination date from three independent nationally recognized securities dealers we select, provided that if:

      o at least three bids are not obtained by the bid solicitation agent; or

      o in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs;

then the market price of a LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average sale price of our common stock on the five trading days ending on the determination date, appropriately adjusted.

       The bid solicitation agent will initially be The Bank of New York. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that we believe are willing to bid for the LYONs.

       Upon determination that you are entitled to receive contingent cash interest during a relevant six-month period, we will issue a press release and publish this information on our website or through another public medium as we may use at that time as soon as practicable.

Contingent Additional Principal

       On September 11, 2004, the rate of accrual on your LYONs will be reset for two years if our stock price factor is at or below the thresholds set forth in the table below. We refer to the amount that accrues as a result of the adjusted rate of accrual on your LYONs, other than original issue discount, as contingent additional principal. If contingent additional principal accrues, the adjusted rate of accrual will be calculated by deducting from our two year unsecured subordinated debt rate at that time an amount set forth in the table below, except that the adjusted rate of accrual may not be greater than 9.0% or less than the initial yield to maturity of 2.0%. Contingent additional principal will accrue on a semi-annual bond equivalent basis for a period of two years. No contingent additional principal will accrue after September 11 , 2006, but subsequently original issue discount will continue to accrue at a rate of 2.0% per year. If our stock price factor is above the highest stock price factor threshold in the applicable column set forth in the table below, then no contingent additional principal will accrue on your LYONs and only original issue discount will continue to accrue. Where we refer to "subordinated debt" in this prospectus, we mean our current or future indebtedness with subordination provisions substantially similar to those contained in your LYONs.

       Our stock price factor is the average of the closing prices of our common stock for the 20 consecutive trading days ending on the third trading day prior to September 11, 2004 expressed as a percentage of the accreted conversion price as of September 11, 2004.

       Our "subordinated debt rate" means the average of the interest rate quotations for a new issuance of our two year semi-annual cash-pay unsecured subordinated debt obtained by the rate solicitation agent for an issuance in an amount equal to the issue price of the LYONs plus any accrued original issue discount through September 11, 2004 at approximately 4:00 p.m., New York City time, on the day three trading days prior to September 11, 2004 from three independent nationally recognized securities dealers we select. If three quotations are not obtained by the rate solicitation agent, then we will use the average of two quotations obtained. If only one quotation is obtained, we will use this quotation. In the event that no quotations are obtained, our subordinated debt rate will be determined by the good faith determination of our board of directors. The rate solicitation agent will initially be The Bank of New York. We may change the rate solicitation agent, but the rate solicitation agent will not be our affiliate. The rate solicitation agent will solicit rate quotations from securities dealers that are believed by us to be willing to provide a quote for our subordinated debt.

       The table below shows the amount to be deducted from our applicable subordinated debt rate to determine the aggregate adjusted rate of accrual at which original issue discount and contingent additional principal will accrue on your LYONs during the two years commencing September 11, 2004.

                                                                          Stock Price Factor Threshold
                                                  If Two Year Unsecured Subordinated Debt Rate at September 11, 2004 is:   (cont'd)
                                    -----------------------------------------------------------------------------------------------
    Amount to be Deducted from
        Two Year Unsecured                              4.50%       >5.00%       >5.50%       >6.00%       >6.50%       >7.00%
     Subordinated Debt Rate to                            to           to          to           to           to           to
   Determine the Adjusted Rate:          <=4.50%        5.00%        5.50%        6.00%        6.50%        7.00%        7.50%
-----------------------------------------------------------------------------------------------------------------------------------
              -6.00%
              -5.50%
              -5.00%
              -4.50%                                                                                                     <=69%
              -4.00%                                                                                        <=67%        <=67%
              -3.50%                                                                           <=66%        <=65%        <=64%
              -3.00%                                                              <=64%        <=64%        <=63%        <=61%
              -2.50%                                                 <=62%        <=61%        <=60%        <=60%        <=59%
              -2.00%                                    <=59%        <=58%        <=58%        <=57%        <=56%        <=55%
              -1.50%                       <=56%        <=55%        <=54%        <=54%        <=53%        <=53%        <=53%
              -1.00%                       <=52%        <=51%        <=51%        <=51%        <=50%        <=49%        <=49%
              -0.50%                       <=47%        <=46%        <=45%        <=45%        <=44%        <=44%        <=44%
               0.00%                       <=40%        <=40%        <=39%        <=38%        <=38%        <=38%        <=37%

(cont'd)
                                                Stock Price Factor Threshold
                                    If Two Year Unsecured Subordinated Debt Rate
                                               at September 11, 2004 is:
                                    --------------------------------------------
     Amount to be Deducted from
        Two Year Unsecured                  >7.50%       >8.00%
     Subordinated Debt Rate to                to           to
   Determine the Adjusted Rate:              8.00%        8.50%       >8.50%
----------------------------------  --------------------------------------------
              -6.00%                                                   <=74%
              -5.50%                                      <=73%        <=71%
              -5.00%                        <=72%         <=70%        <=69%
              -4.50%                        <=69%         <=68%        <=66%
              -4.00%                        <=67%         <=65%        <=64%
              -3.50%                        <=64%         <=63%        <=62%
              -3.00%                        <=61%         <=61%        <=59%
              -2.50%                        <=58%         <=58%        <=57%
              -2.00%                        <=55%         <=54%        <=53%
              -1.50%                        <=52%         <=51%        <=51%
              -1.00%                        <=48%         <=48%        <=48%
              -0.50%                        <=43%         <=43%        <=43%
               0.00%                        <=37%         <=37%        <=36%

       To determine the adjusted rate of accrual on your LYONs, once our two year subordinated debt rate and stock price factor have been determined, identify the column in the table above that corresponds to our two year subordinated debt rate. Then, identify the row in that column of the table that corresponds to our stock price factor. Locate the percentage in the left most column of the table in that row. Our two year subordinated debt rate minus that percentage equals the adjusted rate of accrual.

       For example, according to the procedures described above, assume that our subordinated debt rate is determined to be 6.25% (see the >6.00% to 6.50% column in the table above) and the average of the closing prices of our shares of common stock for the 20 consecutive trading days ending on September 8, 2004 (the third trading day prior to September 11, 2004) is $66.99 (which is 63% of $106.33, the accreted conversion price, assuming no adjustments, of the LYONs). In this example, we will deduct 3.00% from 6.25% to determine that the adjusted rate of accrual for the two year period ending on September 11, 2006 will be 3.25%.

       In the event that any contingent additional principal accrues on your LYONs, the amount we will pay at maturity will equal the principal amount at maturity of $1,000 per LYON plus contingent additional principal (and accrued original issue discount thereon). Contingent additional principal will accrue on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The prices and percentages in the example above are for illustration only. The actual prices and percentages may not correspond to the range of prices and percentages shown.

       In the event that any contingent additional principal accrues on your LYONs, we will disseminate a press release containing this information, including the aggregate adjusted rate of accrual at which original issue discount and contingent additional principal will accrue, revised redemption prices, revised prices at which we will purchase LYONs at your option and the amount payable upon maturity of your LYONs. In addition, we will publish this information on our website or through another public medium as we may use at that time. We will also notify the trustee under the indenture of any accrual of contingent additional principal (and accrued original issue discount thereon) on a periodic basis. Following receipt of this notice, the trustee will provide this information to The Depository Trust Company for dissemination to its participants.

Redemption of LYONs at the Option of LabCorp

       No sinking fund is provided for your LYONs. Prior to September 11, 2006, we cannot redeem your LYONs at our option. Beginning on September 11, 2006, we may redeem your LYONs for cash, as a whole at any time or from time to time in part. We will give you not less than 30 days' or more than 60 days' notice of redemption by mail.

       If redeemed at our option, your LYONs will be redeemed at a price equal to the sum of the issue price plus accrued original issue discount and contingent additional principal, if any, on your LYONs as of the applicable redemption date. The table below shows the redemption prices (assuming no contingent additional principal accrues) of a LYON on September 11, 2006, on each subsequent September 11 prior to maturity and at maturity on September 11, 2021. In addition, the redemption price of a LYON that is redeemed between the dates listed below would include an amount reflecting the additional accrued original issue discount that has accrued on your LYON since the immediately preceding date in the table below. In addition, if contingent additional principal accrues, these prices will be increased to include contingent additional principal (and any original issue discount accrued thereon).

                                                 (2)
                                   (1)         Accrued          (3)
                                   LYON        Original      Redemption
                                  Issue         Issue          Price
Redemption Date                   Price        Discount      (1) + (2)
---------------                   -----        --------      ---------
September 11,
2006.................             671.65         70.27        741.92
2007.................             671.65         85.18        756.83
2008.................             671.65        100.40        772.05
2009.................             671.65        115.91        787.56
2010.................             671.65        131.74        803.39
2011.................             671.65        147.89        819.54
2012.................             671.65        164.37        836.02
2013.................             671.65        181.17        852.82
2014.................             671.65        198.31        869.96
2015.................             671.65        215.80        887.45
2016.................             671.65        233.64        905.29
2017.................             671.65        251.83        923.48
2018.................             671.65        270.39        942.04
2019.................             671.65        289.33        960.98
2020.................             671.65        308.65        980.30
At stated maturity...             671.65        328.35      1,000.00

       If less than all of the outstanding LYONs are to be redeemed, the trustee will select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the LYONs by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of your LYONs is selected for partial redemption and you convert a portion of your LYONs, the converted portion will be deemed to be the portion selected for redemption.


Purchase of LYONs by LabCorp at the Option of the Holder

       On September 11, 2004, September 11, 2006 and September 11, 2011, we may, at your option, be required to purchase any outstanding LYON for which a written purchase notice has been properly delivered by you and not withdrawn, subject to certain additional conditions. You may submit your LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the first business day immediately preceding the purchase date.

       The purchase price of a LYON will be as set forth below, plus, if applicable, accrued contingent additional principal (and any accrued original discount thereon):

      o       $712.97 per LYON on September 11, 2004;

      o       $741.92 per LYON on September 11, 2006; and

      o       $819.54 per LYON on September 11, 2011.

       The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount on your LYONs as of the applicable purchase date.

       We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment if you receive cash, common stock or any combination thereof, see "U.S. Federal Income Tax Considerations--Tax Consequences to United States Holders--Sale, Exchange, Conversion or Retirement of the LYONs."

       We are required to give you notice on a date not less than 20 business days prior to each purchase date at the addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

      o       the amount of the purchase price;

      o whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

      o if we elect to pay in common stock, the method of calculating the market price of the common stock; and

      o the procedures that you must follow to require us to purchase your LYONs.

       Your purchase notice electing to require us to purchase your LYONs must state:

      o the certificate numbers of your LYONs to be delivered for purchase;

      o the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

      o that LYONs are to be purchased by us according to the applicable provisions of the LYONs; and

      o in the event we elect, in the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately paid to you entirely in cash because any of the conditions to payment of the purchase price or a portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether you elect:

          (1) to withdraw your purchase notice as to some or all of your LYONs to which it relates, or

          (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to your purchase notice.

       If the purchase price for your LYONs subject to your purchase notice is ultimately paid to you entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, you will be deemed to have elected to receive cash in respect of the entire purchase price for all of your LYONs unless you have properly notified us of your election to withdraw your purchase notice. For a discussion of the tax treatment if you receive cash instead of common stock, see "U.S. Federal Income Tax Considerations--Tax Consequences to United States Holders--Sale, Exchange, Conversion or Retirement of the LYONs."

       You may withdraw your purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the first business day immediately preceding the purchase date. Your notice of withdrawal must state:

      o       the principal amount at maturity being withdrawn;

      o if certificated LYONs have been issued, the certificate numbers of your LYONs being withdrawn, or if not certificated, your notice must comply with appropriate DTC procedures; and

      o the principal amount at maturity, if any, of your LYONs that remains subject to your purchase notice.

       If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

       We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "U.S. Federal Income Tax
Considerations--Tax Consequences to United States Holders--Sale, Exchange, Conversion or Retirement of the LYONs."

       The market price of our common stock will be an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if that business day is not a trading day, then on the last trading day prior to that business day, appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the five day trading period and ending on the purchase date, of events that would result in an adjustment of the conversion rate with respect to the common stock. See "--Conversion Rights" for a description of the manner in which the sales price of our common stock is determined.

       The sale price of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on the basis of other quotations as we consider appropriate.

       Because the market price of our common stock is determined prior to the applicable purchase date, you will bear the market risk with respect to the value of the common stock to be received from the date the market price is determined to the purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

       Upon determination of the actual number of shares of common stock as specified in the above provisions, we will promptly issue a press release and publish this information on our website or through another public medium as we may use at that time.

       Our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

      o listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

      o the registration of the common stock under the Securities Act and the Exchange Act, if required; and

      o any necessary qualification or registration under applicable state securities law or the availability of an exemption from qualification and registration.

       If these conditions are not satisfied with respect to you prior to the close of business on the purchase date, we will pay the purchase price of your LYONs entirely in cash. See "U.S. Federal Income Tax Considerations--Tax Consequences to United States Holders--Sale, Exchange, Conversion or Retirement of the LYONs." We may not change the form, components or percentages of components of the consideration to be paid for your LYONs once we have given you the required notice, except as described in the first sentence of this paragraph.

       In connection with any purchase offer, we will:

      o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

      o file Schedule TO or any other required schedule under the Exchange Act.

       Payment of the purchase price for a LYON for which your purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of your LYON, together with necessary endorsements, to the paying agent at any time after delivery of your purchase notice. Payment of the purchase price for your LYON will be made as soon as practicable following the later of the purchase date or the time of delivery of your LYON.

       If the paying agent holds money or securities sufficient to pay the purchase price of your LYON on the business day following the purchase date as specified in the indenture, then, immediately after the purchase date, your LYON will cease to be outstanding and accrued original issue discount on your LYON will cease to accrue, whether or not your LYON is delivered to the paying agent. At that time, all of your other rights will terminate, other than the right to receive the purchase price upon delivery of the LYON.

       No LYONs may be purchased for cash at your option if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to the LYONs.

Change in Control Permits Purchase of LYONs at the Option of the Holder

       In the event of a change in control (as defined below) occurring on or prior to September 11, 2006 with respect to LabCorp, you will have the right, at your option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of your LYONs in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of your LYONs equal to the issue price plus accrued original issue discount and contingent additional principal, if any, to the purchase date. We are required to purchase your LYONs as of a date no later than 35 business days after the occurrence of a change in control, but in no event prior to the date on which a change in control occurs. We refer to this date in this prospectus as the "change in control purchase date."

       Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to you at the addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

      o       the events causing a change in control;

      o       the date of the change in control;

      o       the last date on which the purchase right may be exercised;

      o       the change in control purchase price;

      o       the change in control purchase date;

      o the name and address of the paying agent and the conversion agent;

      o the conversion rate and any adjustments to the conversion rate resulting from the change in control;

      o that LYONs with respect to which you give a change in control purchase notice may be converted only if your change in control purchase notice has been withdrawn as required by the indenture; and

      o       the procedures that you must follow to exercise these rights.

       To exercise this right, you must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. Your purchase notice upon a change in control must state:

      o       the certificate numbers of the LYONs you will deliver;

      o the portion of the principal amount at maturity of your LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

      o that we are to purchase your LYONs according to the applicable provisions of the LYONs.

       You may withdraw your change in control purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date. Your notice of withdrawal must state:

      o       the principal amount at maturity of your LYONs being withdrawn;

      o       the certificate numbers of your LYONs being withdrawn; and

      o the principal amount at maturity, if any, of your LYONs that remains subject to your change in control purchase notice.

       Payment of the change in control purchase price for a LYON for which your change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of your LYON, together with necessary endorsements, to the paying agent at any time after the delivery of your change in control purchase notice. Payment of the change in control purchase price for your LYON will be made promptly following the later of the change in control purchase date or the time of delivery of your LYON.

       If the paying agent holds money sufficient to pay the change in control purchase price of your LYON on the business day following the change in control purchase date as specified in the indenture, then, immediately after the change in control purchase date, accrued original issue discount, contingent additional principal and contingent cash interest, if any, on your LYON will cease to accrue, whether or not your LYON is delivered to the paying agent. At that time, all of your other rights will terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

       Under the indenture, a "change in control" of LabCorp is deemed to have occurred if:

       o any person, including its affiliates and associates, other than LabCorp or its subsidiaries, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange
              Act) disclosing that the person has become the beneficial owner of 50% or more of the aggregate voting power of our common stock and other capital stock with equivalent voting rights, or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

       o any share exchange, consolidation or merger of LabCorp is consummated in which our common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of LabCorp in which the holders of the common stock and other capital stock with equivalent voting rights, immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

       The indenture does not permit our board of directors to waive our obligation to purchase LYONs at your option in the event of a change in control.

       In connection with any purchase offer in the event of a change in control, we will:

      o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

      o file Schedule TO or any other required schedule under the Exchange Act.

       The change in control purchase feature of your LYONs may, in certain circumstances, make more difficult or discourage a takeover of LabCorp. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

      o       to accumulate shares of common stock;

      o to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

      o part of a plan by management to adopt a series of anti-takeover provisions.

       Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

       We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of your LYONs but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

       No LYON may be purchased at your option upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Events of Default and Acceleration

       The following are events of default under the indenture:

       o default in the payment of any principal amount at maturity, accrued original issue discount, any contingent additional principal, redemption price, purchase price and change in control purchase price, if any, with respect to the LYONs, whether or not the payment is prohibited by the provisions of the indenture;

      o default in payment of any contingent cash interest, which default continues for 30 days;

      o default in the performance or breach of any covenant or warranty of LabCorp in the indenture, which default continues uncured for a period of 60 days after written notice to LabCorp by the trustee or to LabCorp and the trustee by the holders of at least 25% in principal amount at maturity of the outstanding LYONs;

      o (A) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of LabCorp for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an aggregate principal amount in excess of $25 million ("Indebtedness") and continuance of that failure, or (B) the acceleration of Indebtedness because of a default with respect to the Indebtedness without the Indebtedness having been discharged or the acceleration having been cured, waived, rescinded or annulled in case of (A) above, for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if the failure or acceleration referred to in (A) or (B) above ceases or is cured, waived, rescinded or annulled, then the event of default by reason thereof will be deemed not to have occurred; or

       o our failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of a notice of default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs, and our failure to cure (or obtain a waiver of) that default within 60 days after we receive notice; or

      o certain events of bankruptcy, insolvency or reorganization affecting LabCorp or our significant subsidiaries.

       If an event of default occurs and continues, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on your LYONs accrued through the date of the declaration, and any accrued and unpaid contingent cash interest through the date of the declaration and any accrued contingent additional principal through the date of the declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of LabCorp, the issue price of the LYONs plus the original issue discount, any contingent cash interest and any accrued contingent additional principal through the occurrence of this event will automatically become immediately due and payable.

Mergers and Sales of Assets

       The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other items:

       o the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and the corporation (if other than us) assumes all our obligations under the LYONs and the indenture; and

      o we or the successor corporation will not be in default under the indenture.

       Upon the assumption of our obligations by a corporation in these circumstances, subject to certain exceptions, we will be discharged from all obligations under the LYONs and the indenture. Although these transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to September 11, 2006 could constitute a change in control in LabCorp, permitting you to require us to purchase your LYONs as described above.

Modification

       We and the trustee may modify or amend the indenture or the LYONs with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, the consent of the holders of each outstanding LYON would be required to:

      o alter the manner of calculation or rate of accrual of original issue discount, contingent cash interest or contingent additional principal on any LYON or extend the time of payment;

      o make any LYON payable in money or securities other than that stated in the LYON;

      o       change the stated maturity of any LYON;

      o reduce the amount of principal payable upon acceleration of maturity of the LYONs following a default;

      o make any change that adversely affects your rights to convert any LYON;

      o make any change that adversely affects the right to require us to purchase a LYON;

      o impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

      o change the provisions in the indenture that relate to modifying or amending the indenture.

       Without your consent, we and the trustee may enter into supplemental indentures for any of the following purposes:

      o to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

      o to add to our covenants for your benefit or to surrender any right or power conferred upon us;

      o       to secure our obligations in respect of the LYONs;

      o to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualifications of the LYONs under the Trust Indenture Act as contemplated by the indenture;

      o to cure any ambiguity or inconsistency in the indenture in a manner that does not does not materially adversely affect your rights; or

      o       to make any change that does not adversely affect your rights.

       The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of all the holders of all LYONs:

      o waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

      o waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

Discharge of the Indenture

       We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after your LYONs have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture.

Calculations in Respect of LYONs

       We are responsible for making all calculations called for under your LYONs. These calculations include, but are not limited to, determination of the market prices of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on you. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

       If a bankruptcy proceeding is commenced in respect of LabCorp, your claim under Title 11 of the United States Code is limited to the issue price of your LYONs plus the portion of the accrued original issue discount, any contingent cash interest and any contingent additional principal that has accrued from September 11, 2001 to the commencement of the proceeding. In addition, you will be subordinated in right of payment to senior indebtedness and effectively subordinated to the indebtedness and other liabilities of our subsidiaries.

Governing Law

       The indenture and your LYONs are governed by, and construed under, the laws of the State of New York.

Information Concerning the Trustee

       The Bank of New York is the trustee, registrar, paying agent and conversion agent under the indenture for the LYONs.

Book-Entry System

       Your LYONs have been issued only in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of your LYONs for all purposes under the indenture. As an owner of beneficial interests in the LYONs represented by global securities, you hold your interests according to the procedures and practices of DTC. As a result, your beneficial interests in these securities are shown on, and may only be transferred through, records maintained by DTC, and its direct and indirect participants, and your interests may not be exchanged for certificated securities, except in limited circumstances. You must exercise any rights in respect of your interests, including any right to convert or require purchase of your LYONs, according to the procedures and practices of DTC. As a beneficial owner, you are not a holder and are not entitled to any rights under the global securities or the indenture. LabCorp and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

       LYONs represented by a global security are exchangeable for certificated securities with the same terms only if:

      o DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

      o we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

      o       a default under the indenture occurs and is continuing.

       DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or whose representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                          DESCRIPTION OF CAPITAL STOCK

       The following description of our capital stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation.


       Our authorized capital stock consists of 265,000,000 shares of common stock, par value $0.10 per share, and 30,000,000 shares of preferred stock, par value $0.10 per share. As of January 3, 2002, 70,553,718 shares of common stock and no shares of preferred stock were issued and outstanding.


Common Stock

       Each holder of our common stock is entitled to one vote for each share held on all matters to be voted upon by our stockholders. The holders of outstanding shares of common stock, subject to any preferences that may be applicable to any outstanding series of preferred stock, are entitled to receive ratably dividends out of assets legally available for this purpose at times and in amounts as our board of directors may from time to time determine. Upon our liquidation or dissolution, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our shareholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of common stock generally have no conversion, sinking funds, redemption, preemptive or subscription rights. In addition, our common stock does not have cumulative voting rights. Shares of our common stock are not liable to further calls or assessments by us and holders of common stock are not liable for any of our liabilities.

       The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

       On June 6, 2000, we called for redemption all of our outstanding Series A Convertible Exchangeable Preferred Stock and Series B Convertible Pay-in-Kind Preferred Stock. Conversion of these shares into common stock following this announcement resulted in the issuance of approximately 21.2 million additional shares of common stock.

       By resolution of our board of directors and without any further vote or action by our shareholders, we have the authority to issue preferred stock in one or more series and to fix from time to time the number of shares to be included in each series and the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each series. Our ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of our common stock and could have the effect of making it more difficult for a person to acquire, or of discouraging a person from attempting to acquire, control of us.


Stockholder Rights Plan


       We adopted a stockholder rights plan effective as of December 13, 2001 that provides that each common stockholder of record on December 21, 2001, will receive a dividend of one right for each share of common stock held. Each right entitles the holder to purchase from us one one-hundredth of a share of a new series of participating preferred stock at an initial purchase price of $400. These rights will become exercisable and will detach from our common stock if any person becomes the beneficial owner of 15% or more of our common stock. In that event, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, shares of our common stock having a value of twice the initial purchase price. If, following an acquisition of 15% or more of our common stock, we are involved in certain mergers or other business combinations, or sell or transfer more than 50% of our assets or earning power, each right will entitle the holder to purchase, for the initial purchase price, common stock of the other party to the transaction having a value of twice the initial purchase price.

       At any time after a person has acquired 15% or more (but before any person has acquired more than 50%) of our common stock, we may exchange all or part of the rights for shares of our common stock at an exchange ratio of one share of common stock per right. We may redeem the rights at a price of $0.001 per right at any time prior to the time that a person becomes the beneficial owner of 15% or more of our common stock. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

       The existing reported shareholdings of Roche Holdings Inc. (the owner of approximately 15.29% of our outstanding common stock) and its affiliates and associates will not trigger any rights under the plan so long as Roche and its affiliates and associates do not acquire any additional shares of our common stock.

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS

       The following discussion, subject to the qualifications and limitations described below, is the opinion of Davis Polk & Wardwell and sets forth the material U.S. federal income tax consequences of the ownership and disposition of the LYONs and, to the extent described below, our common stock received upon conversion or repurchase of the LYONs. This discussion applies only to LYONs or shares of our common stock that are held as capital assets within the meaning of Section 1221 of the Code.

       This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it apply to you if you are a member of a class of holders subject to special rules, such as:


      o       certain financial institutions;

      o       insurance companies;

      o       dealers in securities or foreign currencies;

      o persons holding LYONs as part of a straddle, hedge, conversion or other integrated transaction;

      o United States Holders (as defined below) whose functional currency is not the U.S. dollar;

      o       certain former citizens or residents of the United States;

      o partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

      o       persons subject to the alternative minimum tax.

       This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect.

       We urge prospective purchasers of LYONs to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as the tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the LYONs

       We are treating the LYONs as indebtedness of LabCorp that is subject to the Treasury regulations governing contingent payment debt instruments (the "contingent debt regulations"). Under the indenture, you are required to agree with us (in the absence of an administrative pronouncement or judicial ruling to the contrary) to treat your LYONs as debt instruments that are subject to the contingent debt regulations and to be bound by our application of the contingent debt regulations to your LYONs, including generally our determination of the rate at which interest will be deemed to accrue on your LYONs (and the related "projected payment schedule" determined by us as described below) for U.S. federal income tax purposes.

       The contingent debt regulations do not directly address securities such as the LYONs and there is no other authority that addresses whether and how these regulations would apply to the LYONs. It is therefore uncertain whether and how the regulations will apply to the LYONs. However, notwithstanding this uncertainty, in the opinion of Davis Polk & Wardwell it is more likely than not that the LYONs will be treated as indebtedness subject to the contingent debt regulations as set forth herein. If it is nonetheless determined that the contingent debt regulations do not apply to your LYONs, you would:

      o accrue interest income at the initial yield to maturity of the LYONs;

      o       recognize no income or gain upon conversion of your LYONs;

      o recognize capital gain or loss upon a taxable disposition of your LYONs;

      o if you purchase LYONs for less than their adjusted issue price on the acquisition date, either, if you so elect, include the market discount as ordinary income as it accrues, or treat any gain recognized on the sale or disposition of your LYON as ordinary income to the extent of the accrued market discount; and

      o if you purchase LYONs for more than their adjusted issue price on the acquisition date, amortize the premium as a reduction of the amount of interest income you are required to accrue on your LYONs.

       The remainder of this discussion is based on our treatment of the LYONs as debt instruments that are subject to the contingent debt regulations.

Tax Consequences to United States Holders

     This discussion applies to United States Holders. You are a United States Holder if you are a beneficial owner of a LYON and you are for U.S. federal income tax purposes:

      o       a citizen or resident of the United States;

      o a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

      o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

       Interest Accruals on the LYONs

       Under the contingent debt regulations, regardless of your method of accounting for U.S. federal income tax purposes, you are required to accrue interest income on your LYONs on a constant yield basis at the "comparable yield", subject to certain adjustments as described below. The comparable yield is based on the yield at which we could issue a non-convertible, fixed-rate debt instrument with no contingent payments, but with terms similar to those of the LYONs. We have determined the comparable yield to be 8.68% compounded semi-annually, which is higher than the initial yield to maturity of the LYONs. Accordingly, in each taxable year, you are required to include in income an amount of interest in excess of accruals based on the initial yield to maturity of the LYONs and in excess of any contingent cash interest payments actually received in that year.

       Solely for purposes of determining the amount of interest income that you are required to accrue, we are required to construct a "projected payment schedule" in respect of the LYONs representing a series of payments the amount and timing of which would produce a yield to maturity on the LYONs equal to the comparable yield. The projected payment schedule for the LYONs includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature. You may obtain the projected payment schedule by submitting a request for it to us at: 358 South Main Street, Burlington, North Carolina 27215. Attention: Bradford T. Smith, Executive Vice President, Chief Legal Counsel and Secretary.

       Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that your LYONs will pay, or the value at any time of the common stock into which your LYONs may be converted.

       Based on the comparable yield and the issue price of the LYONs, and regardless of your accounting method, you are required to accrue as interest the sum of the daily portions of interest on the LYON for each day in the taxable year on which you hold the LYON, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the LYON (as described below).

       The daily portions of interest in respect of a LYON are determined by allocating to each day in an accrual period the ratable portion of interest on the LYON that accrues in the accrual period. The amount of interest on a LYON that accrues in an accrual period is the product of the comparable yield on the LYON (adjusted to reflect the length of the accrual period) and the adjusted issue price of the LYON. The adjusted issue price of a LYON at the beginning of the first accrual period equals its issue price. For any subsequent accrual periods, the adjusted issue price will equal (1) the sum of the issue price of the LYON and any interest previously accrued thereon by you (disregarding any positive or negative adjustments, both as defined below) minus (2) the amount of any projected payments on the LYONs for previous accrual periods.

       In addition to the interest accrual discussed above, you are required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a "positive adjustment") in respect of a LYON for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property received (including, as discussed below, common stock received upon conversion or repurchase of a LYON) in that year. If you receive actual payments that are less than the projected payments in respect of a LYON for a taxable year, you will incur a "negative adjustment" equal to the amount of the difference. This negative adjustment will (1) first reduce the amount of interest in respect of the LYON that you would otherwise be required to include in the taxable year and (2) to the extent of any excess, will give rise to an ordinary loss equal to that portion of the excess as does not exceed the excess of (x) the amount of all previous inclusions under the LYON over (y) the total amount of your negative adjustments treated as ordinary loss on the LYON in prior taxable years. A negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (1) and (2) will be carried forward to offset future interest income in respect of the LYONs or to reduce the amount realized on a sale, exchange, conversion or retirement of the LYONs.

       If you purchase LYONs for more or less than the adjusted issue price of the LYONs on the acquisition date you must, upon acquiring the debt instrument, reasonably allocate the difference between your tax basis and the adjusted issue price to daily portions of interest or projected payments over the remaining term of the LYONs. We urge you to consult your tax advisors regarding these allocations.

       If your basis is greater than the adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, your adjusted basis in the debt instrument is reduced by the amount you treat as a negative adjustment.

       If your basis is less than the adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, your adjusted basis in the debt instrument is increased by the amount you treat as a positive adjustment.

       Sale, Exchange, Conversion or Retirement of the LYONs

       Upon a sale, exchange or retirement of a LYON for cash, you will generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your adjusted tax basis in the LYON. Your adjusted tax basis in a LYON will generally be equal to your original purchase price for the LYON, increased by any interest income previously accrued by you (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments on the LYON for previous accrual periods. You generally will treat any gain as interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

       In addition, as described above, our calculation of the comparable yield and the projected payment schedule for the LYONs includes the receipt of stock upon conversion of a LYON as a contingent payment in respect of the LYON. Accordingly, we intend to treat the receipt of common stock upon conversion of a LYON as a contingent payment. As described above, you are generally bound by our determination of the comparable yield and the projected payment schedule. Under this treatment, a conversion of a LYON into common stock, or a repurchase where we elect to pay in common stock, will also result in taxable gain or loss to you under the rules described in the previous paragraph. For this purpose, the amount realized by you will equal the fair market value of the common stock received upon conversion or repurchase, plus any cash received.

       Your tax basis in common stock received upon a conversion of a LYON or upon your exercise of a repurchase option that we elect to satisfy in common stock will equal the then current fair market value of our common stock. Your holding period for the common stock received will commence on the day immediately following the date of conversion or repurchase.

       Constructive Dividends

       If at any time we make a distribution of property to our stockholders that would be taxable to stockholders as a dividend for U.S. federal income tax purposes and, according to the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, this increase may be deemed to be the payment of a taxable dividend to you to the extent of our current or accumulated earnings and profits. For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets will generally result in deemed dividend treatment to you. In general, an increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for common stock will not be a taxable dividend.

       Backup Withholding and Information Reporting

       Information returns may be filed with the IRS in connection with payments on your LYONs and the proceeds from a sale or other disposition of your LYONs. You may be subject to U.S. backup withholding tax at the rates specified in the Code on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Tax Consequences to Non-United States Holders

     This discussion applies to Non-United States Holders. You are a Non-United States Holder if you are a beneficial owner of a LYON and you are for U.S. federal income tax purposes:

      o an individual who is classified as a nonresident for U.S. federal income tax purposes;

      o       a foreign corporation; or

      o       a nonresident alien fiduciary of a foreign estate or trust.

       LYONs

       We are treating payments of contingent interest made to you (other than (1) the receipt of common stock upon conversion or repurchase of a LYON and (2) any payment of contingent cash interest made in any period where the payment is based on the average market price of the LYON) as subject to U.S. federal withholding tax. Therefore, you are subject to withholding on these payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from you claiming that the payments are effectively connected with your conduct of a U.S. trade or business. If you are subject to withholding tax, we urge you to consult your own tax advisors as to whether you can obtain a refund for all or a portion of the withholding tax.

       Assuming that the common stock and the LYONs continue to be actively traded, all other payments on the LYONs made to you, including a payment in our common stock in a conversion or repurchase, and any gain realized on a sale or exchange of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from U.S. federal income or withholding tax, provided that: (1) you do not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and you are not a bank receiving certain types of interest, (2) the certification requirement described below has been fulfilled with respect to you and (3) the payments and gain are not effectively connected with your conduct of a trade or business in the United States. However, if you are deemed to have received a constructive dividend (see "Tax Consequences to United States Holders--Constructive Dividends" above), you will generally be subject to U.S. withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of the dividend.

       The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYON certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

       If you are engaged in a trade or business in the United States, and if payments on the LYON are effectively connected with the conduct of this trade or business, then although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a United States Holder (see "Tax Consequences to United States Holders" above), except that you will be required to provide to us or our paying agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. We urge you to consult your own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of LYONs including the possible imposition of a 30% branch profits tax.

       Common Stock

       Dividends paid to you in respect of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide an IRS Form W-8BEN certifying your entitlement to benefits under a treaty. In addition, where dividends are paid to a partnership or other pass-through entity, persons holding an interest in the entity may need to provide the certification.

       The withholding tax does not apply to dividends paid to you if you provide a Form W-8ECI, certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if you were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

       You generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

      o the gain is effectively connected with your conduct of a trade or business in the United States,

      o if you are a non-resident alien individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or

      o we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter.

       We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for United States federal income tax purposes.

       Backup Withholding and Information Reporting

       Information returns may be filed with the IRS in connection with payments on your LYONs or our common stock and the proceeds from their sale or other disposition. You may be subject to U.S. backup withholding tax on these payments unless you comply with certification procedures to establish that you are not a U.S. person. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

                            SELLING SECURITYHOLDERS

       The LYONs were originally issued to, and resold by, Merrill Lynch in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers" as defined in Rule 144A of the Securities Act. The selling securityholders may use this prospectus to offer and sell from time to time any or all of the LYONs listed below and shares of common stock issued upon conversion or purchase of the LYONs. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

       We are filing this registration statement to satisfy our obligation under a registration rights agreement that we entered into with Merrill Lynch. Under this registration rights agreement, we agreed, at our expense, to file a shelf registration statement covering resale of the LYONs and the shares of common stock issuable on conversion or purchase of the LYONs within 90 days after September 11, 2001 and to cause the registration statement to become effective within 180 days after September 11, 2001. We are also generally required to keep the registration statement effective until September 11, 2003, subject to certain black-out periods upon certain corporate events.

       The table below sets forth the name of each selling securityholder, the aggregate principal amount at maturity of LYONs held by each selling securityholder and the number of shares of common stock into which the LYONs are convertible, each of which may be offered under this prospectus. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.


     We have prepared the table below based on information given to us by the selling securityholders on or prior to January 10, 2002. However, any or all of the LYONs or shares of common stock listed below may be offered for sale under this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or shares of common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date as of which the information in the table is presented.


       Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.


                                                         Aggregate          Percentage of     Number of Shares      Percentage of
                                                     Principal-Amount-         LYONs          of-Common-Stock       Common-Stock-
                                                      at Maturity of         Outstanding       Owned and that        Outstanding
                                                      LYONs Owned and       Prior to the       May be Sold (1)      Prior to the
Name                                                  that May be Sold        Offering                               Offering-(2)
-----------------------------------------------------------------------------------------------------------------------------------
AFTRA Health Fund                                       $   720,000              *                   4,827                  *

Allstate Insurance Company                                2,900,000              *                  19,445                  *

Allstate Life Insurance Company                           5,400,000              *                  36,209                  *

Alpha U.S. Sub Fund VIII, LLC                             1,400,000              *                   9,387                  *

Aristeia International Limited                           12,090,000            1.63%                81,068                  *

Aristeia Partners, LP                                     3,410,000              *                  22,865                  *

Aventis Pension Master Trust                                440,000              *                   2,950                  *

Bank Austria Cayman Islands, Ltd.                         7,710,000            1.04%                51,698                  *

Bear, Stearns & Co. Inc.                                  5,000,000              *                  33,527                  *

Black Diamond Capital I, Ltd.                               587,000              *                   3,936                  *

Black Diamond Convertible Offshore LDC                    2,099,000              *                  14,074                  *


                                       37


                                                         Aggregate          Percentage of     Number of Shares      Percentage of
                                                     Principal-Amount-         LYONs          of-Common-Stock       Common-Stock-
                                                      at Maturity of         Outstanding       Owned and that        Outstanding
                                                      LYONs Owned and       Prior to the       May be Sold (1)      Prior to the
Name                                                  that May be Sold        Offering                               Offering-(2)
-----------------------------------------------------------------------------------------------------------------------------------

Black Diamond Offshore Ltd.                               2,091,000              *                  14,020                  *

Boilermaker - Blacksmith Pension Trust                    2,750,000              *                  18,439                  *

CALAMOS(R)Convertible Fund -                              8,500,000            1.14%                56,995                  *
CALAMOS(R)Investment Trust

CALAMOS(R)Convertible Growth and                          4,100,000              *                  27,492                  *
Income Fund - CALAMOS(R)Investment
Trust

CALAMOS(R)Convertible Portfolio -                           200,000              *                   1,341                  *
CALAMOS(R)Advisors Trust

CALAMOS(R)Global Convertible Fund -                         310,000              *                   2,078                  *
CALAMOS(R)Investment Trust

Chrysler Corporation Master Retirement
Trust                                                     7,035,000              *                  47,172                  *

City of Albany Pension Plan                                 240,000              *                   1,609                  *

City of Knoxville Pension System                            570,000              *                   3,822                  *

Clarica Life Insurance Co. - U.S.                           690,000              *                   4,626                  *

CSFB Convertible & Quantative Strategies
Ltd.                                                      5,500,000              *                  36,879                  *

Deephaven Domestic Convertible Trading
Ltd.                                                     36,350,000            4.89%               243,741                  *

Delta Airlines Master Trust                               4,600,000              *                  30,844                  *

Delta Airlines Master Trust (c/o Oaktree
Capital Management, LLC)                                  1,900,000              *                  12,740                  *

Delta Pilots D & S Trust (c/o Oaktree Capital
Management, LLC)                                            945,000              *                   6,336                  *

Delta Pilots Disability and Survivorship Trust              925,000              *                   6,202                  *

Deutsche Banc Alex Brown Inc.                           101,000,000           13.58%               677,245                  *

DKR Fixed Income Holding Fund Ltd.                        4,000,000              *                  26,821                  *

Double Black Diamond Offshore LDC                        12,202,000            1.64%                81,819                  *

The Dow Chemical Company Employees'
Retirement Plan                                           5,450,000              *                  36,544                  *

Drury University                                             85,000              *                     569                  *

First Union Securities Inc.                              25,500,000            3.43%               170,987                  *

The Fondren Foundation                                      110,000              *                     737                  *

Gaia Offshore Master Fund Ltd.                           13,950,000            1.88%                93,540                  *


                                       38

                                                         Aggregate          Percentage of     Number of Shares      Percentage of
                                                     Principal-Amount-         LYONs          of-Common-Stock       Common-Stock-
                                                      at Maturity of         Outstanding       Owned and that        Outstanding
                                                      LYONs Owned and       Prior to the       May be Sold (1)      Prior to the
Name                                                  that May be Sold        Offering                               Offering-(2)
-----------------------------------------------------------------------------------------------------------------------------------

GLG Global Convertible Fund                               5,050,000              *                  33,862                  *

GLG Global Convertible UCITS Fund                           950,000              *                   6,370                  *

GLG Market Neutral Fund                                  16,000,000            2.15%               107,286                  *

Granville Capital Corporation                            42,000,000            5.65%               281,626                  *

Greek Catholic Union                                         50,000              *                     335                  *

Greek Catholic Union II                                      35,000              *                     234                  *

H.K. Porter Company, Inc.                                    65,000              *                     435                  *

JMG Triton Offshore Fund, Ltd.                            4,000,000              *                  26,821                  *

Julius Baer Multibond Convertbond                           500,000              *                   3,352                  *

Kettering Medical Center Funded
Depreciation Account                                        170,000              *                   1,139                  *

Knoxville Utilities Board Retirement System                 390,000              *                   2,615                  *

Lincoln National Convertible Securities Fund              3,250,000              *                  21,792                  *

Louisiana Workers' Compensation
Corporation                                                 925,000              *                   6,202                  *

Lutheran Brotherhood                                      2,000,000              *                  13,410                  *

Lyxor Master Fund                                         1,050,000              *                   7,040                  *

Mainstay Convertible Fund                                10,070,000            1.35%                67,523                  *

Mainstay VP Convertible Portfolio                         2,870,000              *                  19,244                  *

Microsoft Corporation                                     1,020,000              *                   6,839                  *

MLQA Convertible Securities Arbitrage Ltd.               25,000,000            3.36%               167,635                  *

Motion Picture Industry Health Plan - Active
Member Fund                                                 645,000              *                   4,324                  *

Motion Picture Industry Health Plan - Retiree
Member Fund                                                 280,000              *                   1,877                  *

New York Life Insurance Company
(Ord. Life Pre 82)                                        2,970,000              *                  19,915                  *

New York Life Insurance Company
(Ord. Life Pt 82)                                         7,030,000              *                  47,138                  *

New York Life Separate Account #7                         1,340,000              *                   8,985                  *

Newport Investments Inc.                                  3,000,000              *                  20,116                  *

NMS Services (Cayman) Inc.                               25,000,000            3.36%               167,635                  *

OCM Convertible Trust                                     4,335,000              *                  29,067                  *


                                       39

                                                         Aggregate          Percentage of     Number of Shares      Percentage of
                                                     Principal-Amount-         LYONs          of-Common-Stock       Common-Stock-
                                                      at Maturity of         Outstanding       Owned and that        Outstanding
                                                      LYONs Owned and       Prior to the       May be Sold (1)      Prior to the
Name                                                  that May be Sold        Offering                               Offering-(2)
-----------------------------------------------------------------------------------------------------------------------------------

Partner Reinsurance Company Ltd.                          1,130,000              *                   7,577                  *

Port Authority of Allegheny County
Retirement and Disability Allowance Plan for
the Employees Represented by Local 85 of
the Amalgamated Transit Union                             2,900,000              *                  19,445                  *

Prisma Foundation                                           110,000              *                     737                  *

Qwest Occupational Health Trust                             225,000              *                   1,508                  *

Ramius Capital Group                                        280,000              *                   1,877                  *

RCG Latitude Master Fund, Ltd.                            1,800,000              *                  12,069                  *

RCG Multi Strategy LP                                       210,000              *                   1,408                  *

Royal Bank of Canada (6)                                  5,000,000              *                  33,527                  *

SCI Endowment Care Common Trust Fund -
First Union                                                  85,000              *                     569                  *

SCI Endowment Care Common Trust Fund -
National Fiduciary Services                                 280,000              *                   1,877                  *

SCI Endowment Care Common Trust Fund -
Suntrust                                                     90,000              *                     603                  *

Southdown Pension Plan                                      280,000              *                   1,877                  *

SPT                                                       3,350,000              *                  22,463                  *

State Employees' Retirement Fund of the
State of Delaware                                         2,795,000              *                  18,741                  *

State of Connecticut Combined Investments
Funds                                                     5,915,000              *                  39,662                  *

Susquehanna Capital Group                                21,000,000            2.82%               140,813                  *

TD Securities (USA) Inc.                                 35,000,000            4.70%               234,689                  *

Teachers Insurance and Annuity Association               14,000,000            1.88%                93,875                  *

UBS AG London Branch                                     30,500,000            4.10%               204,514                  *

UBS O'Connor LLC, F/B/O UBS Global
Equity Arbitrage Master Ltd.                             15,000,000            2.02%               100,581                  *

UBS Warburg LLC                                           3,200,000              *                  21,457                  *

Union Carbide Retirement Account                          3,700,000              *                  24,809                  *

United Food and Commercial Workers Local
1262 and Employers Pension Fund                           1,250,000              *                   8,381                  *

Vopak USA Inc., Retirement Plan (f.k.a. Van
Waters & Rogers, Inc. Retirement Plan)                      660,000              *                   4,425                  *


                                       40


                                                         Aggregate          Percentage of     Number of Shares      Percentage of
                                                     Principal-Amount-         LYONs          of-Common-Stock       Common-Stock-
                                                      at Maturity of         Outstanding       Owned and that        Outstanding
                                                      LYONs Owned and       Prior to the       May be Sold (1)      Prior to the
Name                                                  that May be Sold        Offering                               Offering-(2)
-----------------------------------------------------------------------------------------------------------------------------------

White River Securities L.L.C.                             5,000,000              *                  33,527                  *

Worldwide Transactions Ltd.                                 521,000              *                   3,493                  *

All Other Holders of LYONs or Future

Transferees, Pledgees, Donees, Assignees or
Successors of any Holders (3) (4)                       148,965,000           20.02%               998,869                1.42%
------------------------------------------------------------------------------------------------------------------------------------
Total (5)                                              $744,000,000          100%                4,988,817                7.07%

----------------
*  Less than 1%.

(1)    Assumes conversion of all of the holder's LYONs at a conversion rate of
       6.7054 shares of common stock per $1,000 principal amount at maturity of the LYONs. This conversion rate is subject to adjustment, however, as described under "Description of LYONs--Conversion Rights--Conversion Adjustments and Delivery of Common Stock." As a result, the number of shares of common stock issuable upon conversion of the LYONs may increase or decrease in the future.


(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 70,553,718 shares of common stock outstanding as of January 3, 2002. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's LYONs, but we did not assume conversion of any other holder's LYONs.


(3) Information about other selling securityholders will be set forth in prospectus supplements, as required.

(4) Assumes that any other holders of LYONs, or any future pledgees, donees, assignees, transferees or successors of or from any other holders of LYONs, do not beneficially own any shares of common stock other than the shares of common stock issuable upon conversion of the LYONs at the initial conversion rate.

(5) Total number of shares of common stock that may be sold and the related percentage of common stock outstanding assumes the conversion in full of all LYONs outstanding. However, as described under "Description of LYONs--Conversion Rights", a holder of a LYON otherwise entitled to a fractional share of our common stock will receive cash equal to the then current sale price of the fractional share.

(6) Royal Bank of Canada owns 2,600 shares of our common stock in addition to the shares issuable upon conversion of its LYONS.

                              PLAN OF DISTRIBUTION

       We are registering the LYONs and the underlying shares of common stock covered by this prospectus to permit you to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and shares of common stock covered by this prospectus.

       We will not receive any of the proceeds from the resale of the LYONs by the selling securityholders or any common stock issuable upon conversion or purchase of the LYONs. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and the underlying shares of common stock beneficially owned by them and offered hereby from time to time:

      o        directly; or

      o through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and shares of common stock for whom they may act as agent.

       The LYONs and the underlying shares of common stock may be sold from time to time in one or more transactions at:

      o        fixed prices, which may be changed;

      o        prevailing market prices at the time of sale;

      o        varying prices determined at the time of sale; or

      o        negotiated prices.

       These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the LYONs or the underlying shares of common stock offered by them hereby will be the purchase price of the LYONs or the underlying shares of common stock less discounts and commissions, if any.

       The sales described in the preceding paragraph may be effected in transactions:

      o on any national securities exchange or quotation service on which the LYONs and shares of common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of shares of common stock;

      o        in the over-the-counter market;

      o in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

      o       through the writing of options.

       These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

       In connection with sales of the LYONs and the underlying shares of common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying shares of common stock in the course of hedging their positions. The selling securityholders may also sell the LYONs and the underlying shares of common stock short and deliver the LYONs and shares of common stock to close out short positions, or loan or pledge the LYONs and shares of common stock to broker-dealers that in turn may sell the LYONs and shares of common stock.

       To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying shares of common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the LYONs and the underlying shares of common stock offered by them under this prospectus. In addition, the selling securityholders may transfer, devise or gift the LYONs and the underlying shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus.

       Our outstanding shares of common stock are listed for trading on the New York Stock Exchange under the symbol "LH".

       The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the underlying shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the underlying shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

       The LYONs were issued and sold in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers", as defined in Rule 144A of the Securities Act. We have agreed to indemnify Merrill Lynch and each selling securityholder, and each selling securityholder has agreed to indemnify us, Merrill Lynch and each other selling securityholder against specified liabilities arising under the Securities Act.

       The selling securityholders and any other person participating in the distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of the purchases and sales of any of the LYONs and the underlying shares of common stock by the selling securityholders and any other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying shares of common stock to engage in market-making activities with respect to the particular LYONs and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying shares of common stock.

       We will use our reasonable efforts to keep the registration statement to which this prospectus relates effective until the earlier of:

      o the sale, under the registration statement to which this prospectus relates, of all the securities registered thereunder; and

      o the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) of the Securities Act or any successor provision.

       Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of the LYONs and the underlying shares of common stock under the registration statement to which this prospectus relates.

                                 LEGAL MATTERS

       Certain legal matters regarding the LYONs and the shares of common stock issuable upon conversion or purchase of the LYONs are being passed upon for us by Davis Polk & Wardwell, New York, New York.


                                    EXPERTS

       The consolidated financial statements and financial statement schedule incorporated in this registration statement on Form S-3 by reference to the Annual Report on Form 10-K of Laboratory Corporation of America Holdings as of December 31, 2000 and December 31, 1999 and for each of the three years in the period ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

  Public Reference Room    Northeast Regional Office    Midwest Regional Office
 450 Fifth Street, N.W.          233 Broadway           500 West Madison Street
        Room 1024             New York, NY 10279              Suite 1400
 Washington, D.C. 20549                                    Chicago, IL 60661

       You may obtain information on the operation of the Public Reference Room and the above regional offices by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

       The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like LabCorp, who file electronically with the SEC. The address of the site is www.sec.gov.

       You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

       We are "incorporating by reference" into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in subsequently filed documents incorporated by reference in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us.

LabCorp SEC Filings (File No. 1-11353)     Period
-----------------------------------------  -------------------------------------
Annual Report on Form 10-K...............  Fiscal year ended December 31, 2000
Quarterly Report on Form 10-Q............  Quarter ended March 31, 2001
Quarterly Report on Form 10-Q............  Quarter ended June 30, 2001
Quarterly Report on Form 10-Q............  Quarter ended September 30, 2001
Current Report on Form 8-K...............  Filed February 14, 2001 containing the press release regarding
                                               results for the quarter and year
                                                  ended December 31, 2000
Current Report on Form 8-K...............  Filed March 26, 2001
Current Report on Form 8-K...............  Filed April 23, 2001 containing the press release regarding
                                               results for the quarter ended
                                                  March 31, 2001
Current Report on Form 8-K...............  Filed May 1, 2001
Current Report on Form 8-K...............  Filed May 11, 2001
Current Report on Form 8-K...............  Filed June 4, 2001

Current Report on Form 8-K...............  Filed June 12, 2001 containing the amended and restated
                                               certificate of incorporation
Current Report on Form 8-K...............  Filed July 11, 2001
Current Report on Form 8-K...............  Filed July 23, 2001 containing the press release regarding
                                               results for the quarter ended
                                                  June 30, 2001
Current Report on Form 8-K...............  Filed September 4, 2001
Current Report on Form 8-K...............  Filed September 5, 2001
Current Reports on Form 8-K..............  Filed September 6, 2001 and each containing the press
                                               release regarding the private
                                                  placement of the LYONs
Current Report on Form 8-K...............  Filed September 19, 2001
Current Report on Form 8-K...............  Filed September 21, 2001
Current Report on Form 8-K...............  Filed October 22, 2001
Current Report on Form 8-K...............  Filed December 4, 2001
Current Report on Form 8-K...............  Filed December 6, 2001
Current Report on Form 8-K...............  Filed December 13, 2001
Registration Statement on Form 8-B, as amended on
   April 27, 1995..................................... Filed July 1, 1994
   The information required by Part III, Items 10 through
      13, of Form 10-K is incorporated by reference to our
      definitive proxy statement for our 2000 annual
      meeting of stockholders......................... Filed May 24, 2001
Registration Statement on Form 8-A.................... Filed December 21, 2001


       All documents we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the LYONs and common stock under this prospectus will also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

       You may request a copy of these filings at no cost by writing or calling us at the following address or telephone number:

                   Laboratory Corporation of America Holdings
                             358 South Main Street
                              Burlington, NC 27215
                              Tel. (336) 229-1127
                            Attn: Bradford T. Smith

       Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution


       We are paying all of the selling securityholders' expenses related to this offering, except that the selling securityholders will pay any applicable broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by us in connection with this registration statement and the distribution of the LYONs and the underlying shares of common stock registered hereby. Except for the SEC registration fee, all of these fees and expenses have been estimated.




                                               Amount to be
                                                   Paid
                                               ------------
SEC registration fee....................         $136,130
Legal fees and expenses.................          150,000
Accounting fees and expenses............           10,000
Miscellaneous...........................            3,870
                                                 --------
    TOTAL...............................         $300,000
                                                 ========

Item 15.  Indemnification of Directors and Officers

       As authorized by Section 145 of the General Corporation Law of the State of Delaware ("Delaware Corporation Law"), each of our directors and officers may be indemnified by us against expenses (including attorney's fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he or she is involved by reason of the fact that he or she is or was our director or officer; provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interest of LabCorp; and, with respect to any criminal action or proceeding, that he or she had no reasonable cause to believe that his/her conduct was unlawful. If the legal proceeding, however, is by or in the right of LabCorp, the director or officer may not be indemnified in respect of any claim, issue, or matter as to which he or she shall have been adjudged to be liable for negligence or misconduct in the performance of his/her duty to us unless a court determines otherwise.

       Article FIFTH (4) of our Amended and Restated Certificate of Incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of his or her fiduciary duty as director; provided, however, that this clause shall not apply to any liability of a director (1) for any breach of the director's duty of loyalty to LabCorp or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under
Section 174 of the Delaware Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. In addition, the provisions of Article VII of our By-laws provide that it shall indemnify persons entitled to be indemnified to the fullest extent permitted by the Delaware Corporation Law.

       We maintain policies of officers' and directors' liability insurance in respect of acts or omissions of (1) our current and former officers and directors, (2) our subsidiaries and (3) "constituent" companies that have been merged with LabCorp.

Item 16.  Exhibits and Financial Statement Schedules


     (a) The following exhibits are filed as part of this registration statement:


 Exhibit No.     Document
 -----------     ---------------------------------------------------------------

   3.1 Amended and Restated Certificate of Incorporation of LabCorp dated as of May 24, 2001.*

   3.2 By-Laws of LabCorp dated as of April 28, 1995 (incorporated by reference to Form 8-K filed on May 12, 1995).

   4.1 Indenture dated as of September 11, 2001 between us and The Bank of New York, as trustee.*

   4.2 Registration Rights Agreement dated as of September 11, 2001 between us and Merrill Lynch, Pierce Fenner & Smith Incorporated.*

   4.3           Form of Liquid Yield Option(TM)Notes due 2021.*


   5.1           Opinion of Davis Polk & Wardwell.*

   8.1           Opinion regarding tax matters (included in Exhibit 5.1).*

   12.1          Statement regarding computation of Ratio of Earnings to Fixed
                 Charges.*


   23.1          Consent of PricewaterhouseCoopers LLP.


   23.2          Consent of Davis Polk & Wardwell (included in Exhibit 5.1).*


   24.1          Power of Attorney.*

   25.1 Form T-1 Statement of Eligibility of The Bank of New York under the Trust Indenture Act of 1939 relating to Exhibit 4.1.*


* Previously filed with this registration statement.


Item 17.  Undertakings

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement :

              (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

         provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby understands that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, State of North Carolina, on January 11, 2002.




                           LABORATORY CORPORATION OF AMERICA HOLDINGS


                           By: /s/ Bradford T. Smith
                               -----------------------------------------
                               Name:  Bradford T. Smith
                               Title: Executive Vice President, Chief Legal
                                      Counsel and Secretary



       Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on January 11, 2002.


              Signature                           Title
             -----------                          ------

                  *                        Chairman of the Board, President,
    ------------------------------------   Chief Executive Officer and Director
         Thomas P. Mac Mahon



        /s/ Bradford T. Smith                 Executive Vice President,
    ------------------------------------   Chief Legal Counsel and Secretary
            Bradford T. Smith



                  *                             Executive Vice President,
   ------------------------------------    Chief Financial Officer and Treasurer
         Wesley R. Elingburg


                  *
  ------------------------------------             Director
          Jean-Luc Belingard


                  *
  ------------------------------------             Director
            Wendy E. Lane


                  *
  ------------------------------------             Director
     Robert E. Mittelstaedt, Jr.


                  *
  ------------------------------------             Director
           James B. Powell

                  *
------------------------------------               Director
         David B. Skinner

                 *                                 Director
------------------------------------
         Andrew G. Wallace





* The undersigned hereby signs this Amendment No. 2 to the registration statement on Form S-3 on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a power of attorney previously filed.






By:  /s/ Bradford T. Smith
    -----------------------------------
      Name:  Bradford T. Smith
      Title: Executive Vice President,
              Chief Legal Counsel
              and Secretary

                                 EXHIBIT INDEX


  Exhibit No.   Document
  -----------   ----------------------------------------------------------------

     3.1 Amended and Restated Certificate of Incorporation of LabCorp dated as of May 24, 2001.*

     3.2 By-Laws of LabCorp dated as of April 28, 1995 (incorporated by reference to Form 8-K filed on May 12, 1995).

     4.1 Indenture dated as of September 11, 2001 between us and The Bank of New York, as trustee.*

     4.2 Registration Rights Agreement dated as of September 11, 2001 between us and Merrill Lynch, Pierce Fenner & Smith Incorporated.*

     4.3        Form of Liquid Yield Option(TM)Notes due 2021.*


     5.1        Opinion of Davis Polk & Wardwell.*

     8.1        Opinion regarding tax matters (included in Exhibit 5.1).*

     12.1       Statement regarding computation of Ratio of Earnings to Fixed
                Charges.*


     23.1       Consent of PricewaterhouseCoopers LLP.


     23.2       Consent of Davis Polk & Wardwell (included in Exhibit 5.1).*


     24.1       Power of Attorney.*

     25.1 Form T-1 Statement of Eligibility of The Bank of New York pursuant to the Trust Indenture Act of 1939 relating to Exhibit 4.1.*


* Previously filed with this registration statement.